UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: November 6, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM REPORTS NET LOSS,

GOOD OPERATIONAL MOMENTUM

KEY RESULTS AND DEVELOPMENTS IN 3Q15

•	Reported net loss USD 1,005 million, including exceptional items of USD 1,196 million. Provision of USD 900 million for investigations by the SEC/DOJ/OM

•	Underlying[1] net profit USD 191 million

•	Revenue back to organic[2] growth, increasing 2% YoY, demonstrating operational improvements in most OpCos

•	Underlying[1] EBITDA organically decreased 1%

•	2015 key targets confirmed

Amsterdam (November 6, 2015)—Netherlands based VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter ended September 30, 2015. These results and the prior year numbers reflect the reclassification of Italy as an asset held for sale.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“The improving operating momentum that we have seen in 2015 has continued into 3Q15 with the company generating an organic YoY increase in service revenue for the quarter of 0.7%, while underlying EBITDA was broadly stable. At the same time however, our reported revenue and EBITDA continue to be impacted by adverse currency movements and the Group also recorded a net loss of approximately USD 1 billion which reflects exceptional costs of USD 1,196 million, the principal component of which is a provision of USD 900 million in connection with the investigations by the SEC, DOJ and OM relating to our business in Uzbekistan. Our new transformation program is already demonstrating progress and continues to move forward with focus and I am pleased to confirm our key targets for 2015. I look forward to providing an update to the market at our FY15 results on the progress we are making on the Strategic Update provided earlier this year. “

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (ITALY RECLASSIFIED AS AN ASSET HELD FOR SALE)

USD mln	3Q15	3Q14	Reported YoY		Organic[2] YoY		9M15	9M14	Reported YoY		Organic[2] YoY
Total revenue, of which	2,442	3,544	(31%)		2%		7,324	10,516	(30%)		1%
mobile and fixed service revenue	2,364	3,462	(32%)		1%		7,139	10,308	(31%)		0%
EBITDA[3]	58	1,520	(96%)		(65%)		2,064	4,485	(54%)		(24%)
EBITDA underlying[1]	1,018	1,520	(33%)		(1%)		3,024	4,485	(33%)		(2%)
EBITDA margin[3] underlying[1]	41.7%	42.9%	(1.2	p.p.)	(1.1	p.p.)	41.3%	42.6%	(1.3	p.p.)	(1.2	p.p.)
Net income/(loss) from continued operations	(847)	230	n.m				(661)	744	n.m
Net income/(loss) from discontinued operations	(123)	(207)	(40%)				10	(590)	n.m
Net income/(loss) for the period attr. to VIP shareholders	(1,005)	105	n.m				(713)	244	n.m
EPS basic (USD)	(0.57)	0.06	n.m				(0.41)	0.14	n.m
Capital expenditures excl. licenses	457	744	(39%)				1,137	2,044	(44%)
Operating cash flow (EBITDA underlying less Capex)	561	776	(28%)				1,887	2,441	(23%)
Net debt / underlying LTM EBITDA	1.3	1.3
Total mobile customers (millions)[4]	195.3	196.8	(1%)
Total fixed-line broadband customers (millions)	3.6	3.6	0%

1)	Underlying EBITDA excludes USD 916 million of provisions for investigations and other legal costs, as well as transformation costs of USD 44 million; underlying net profit also excludes USD 236 million write off of goodwill and tax reversal on Italy tower transaction
2)	Revenue and EBITDA organic growth are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions
3)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliation see Attachment E
4)	The customer numbers for 2015 and 2014 have been adjusted to remove customers in operations that have been sold or held for sale and to reflect revised customer numbers in Algeria
5)	Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction

For all definitions please see Attachment G

VimpelCom Ltd. 3Q 2015 | 1

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 3Q 2015 | 2

MAIN EVENTS

•	Provision for investigations by the SEC/DOJ/OM

•	Italy joint venture announced and regulatory review process under way

•	New regional structure adopted

•	Telenor announced intention to divest its shares in VimpelCom

•	Dividend of US 3.5 cents per ADS announced

•	2015 key targets confirmed

INVESTIGATIONS BY SEC/DOJ/OM

As previously disclosed, the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) are conducting investigations relating primarily to VimpelCom Ltd.’s (the “Company” or “VimpelCom”) business in Uzbekistan and prior dealings with Takilant Ltd.

As announced in February 2015, the Company has been exploring resolution of the Company’s potential liabilities. The Company continues to cooperate with the authorities. Based on its ongoing assessment of the investigation during the third quarter of 2015, the Company has made a provision in the amount of USD 900 million in its third quarter financial statements.

The discussions with the authorities are ongoing and, until concluded, there can be no certainty as to the final cost to the Company of any such resolution or the nature, likelihood or timing of a definitive resolution.

ITALY JOINT VENTURE ANNOUNCED AND PREPARATION FOR THE FORMAL REGULATORY REVIEW PROCESS UNDER WAY

On August 6, 2015, VimpelCom announced it had signed an agreement to enter into a 50-50 JV in Italy with CK Hutchison. Under the agreement, VimpelCom will merge WIND with 3 Italia to create a leading convergent operator in Europe’s fourth largest market. The combined business is expected to generate cost synergies in excess of NPV EUR 5.0 billion. Preparation for the formal regulatory review process is under way and VimpelCom expects that the transaction will complete within 12 months from the signing of the agreement.

NEW REGIONAL STRUCTURE

VimpelCom has adopted a new regional structure. The updated Company structure consists of four strategic regions, including two newly formed groupings: Russia; Emerging Markets, which includes Algeria, Bangladesh and Pakistan; Eurasia, includes the Eurasian operations as well as Kazakhstan and Ukraine; and Italy, which is accounted for in discontinued operations after the Italian joint venture announcement on August 6, 2015. Mikhail Slobodin and Maximo Ibarra will continue to lead Russia and Italy, respectively, and Mikhail Gerchuk has been appointed head of Eurasia. Mr. Gerchuk brings significant strategic experience as well as in-depth knowledge of the Eurasia region, which will be instrumental to executing a strategic transformation of country operations. VimpelCom will announce the appointment of a head for the newly created Emerging Markets group in the near future.

TELENOR DIVESTURE ANNOUNCEMENT

Telenor announced its intention to sell all of its shares in VimpelCom and does not intend to convert its preferred shares into common shares. Telenor has been a long-standing and highly supportive shareholder for many years, helping to build VimpelCom’s business. As VimpelCom moves forward with its recently announced new business strategy, it will work with Telenor to ensure a successful divestiture of its stake.

DIVIDEND ANNOUNCEMENT

The Company announces today that the Supervisory Board has authorized the payment of a dividend of US 3.5 cents per American Depositary Share (“ADS”). The record date for the Company’s shareholders entitled to receive the dividend payment has been set for November 23, 2015. It is expected that the dividend will be paid by December 7, 2015. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

KEY TARGETS FOR 2015 CONFIRMED

VimpelCom confirmed its key targets1 for 2015:

•	Service revenue of flat to low single digit YoY organic[2] decline

•	Underlying EBITDA margin flat to minus one percentage point organically[2] YoY

•	Capex excl. licenses/revenue of 18%-20%

•	Net debt to underlying LTM EBITDA ratio ~1.6x

[1]	Targets adjusted for Italy classified as asset held for sale and discontinued operations
[2]	Organic assumes constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes

VimpelCom Ltd. 3Q 2015 | 3

GROUP PERFORMANCE

•	Revenue back to organic[1] growth, increasing 2% YoY, demonstrating operational improvements in most OpCos Underlying EBITDA organically decreased 1%

•	Reported net loss USD 1,005 million, including exceptional items of USD 1,196 million. Provision of USD 900 million booked for investigations by the SEC/DOJ/OM

•	Underlying[2] net profit USD 191 million

•	CAPEX to revenue LTM at 19%

•	Stable net debt to underlying LTM EBITDA ratio at 1.3x

FINANCIALS BY BUSINESS UNIT3

USD mln	3Q15	3Q14	Reported YoY	Organic YoY	9M15	9M14	Reported YoY	Organic YoY
Total revenue	2,442	3,544	(31%)	2%	7,324	10,516	(30%)	1%
Russia	1,154	2,021	(43%)	(1%)	3,513	5,879	(40%)	(1%)
Emerging markets	734	819	(10%)	2%	2,199	2,496	(12%)	(2%)
Eurasia	578	748	(23%)	2%	1,699	2,242	(24%)	3%
HQ and eliminations	(24)	(44)	n.a.	n.a.	(87)	(101)	n.a.	n.a.
EBITDA	58	1,520	(96%)	(65%)	2,064	4,485	(54%)	(24%)
EBITDA underlying	1,018	1,520	(33%)	(1%)	3,024	4,485	(33%)	(2%)
Russia	455	827	(45%)	(5%)	1,399	2,401	(42%)	(3%)
Emerging markets	351	367	(5%)	10%	1,023	1,164	(12%)	(1%)
Eurasia	268	371	(28%)	(3%)	816	1,103	(26%)	(0%)
HQ and eliminations	(1,016)	(45)	n.a.	n.a.	(1,174)	(183)	n.a.	n.a.
EBITDA margin underlying	41.7%	42.9%	(1.2p.p.)	(1.1p.p.)	41.3%	42.6%	(1.3p.p.)	(1.2p.p.)

Total Group revenue is back to growth in 3Q15, increasing organically 2% YoY to USD 2.4 billion, driven by positive performance in Pakistan, Bangladesh, Ukraine, Kyrgyzstan and Uzbekistan. The revenue growth was mainly driven by the 22% YoY organic growth in mobile data revenue. Total mobile customers decreased 1.3 million YoY to 196 million by the end of 3Q15, mainly due to the impact of regulation for the telecom industry in Pakistan, requiring operators to block unverified SIMs in 2Q15. Excluding this effect the Group customer base would have grown by 4.3 million YoY.

In Russia, total revenue organically declined 1% YoY as a result of a reduction in fixed-line service revenue, partly offset by growth in mobile service revenue. Fixed-line service revenue decreased by 14% YoY, as a result of a reduction in low-margin traffic. Mobile service revenue increased 1% YoY, driven by 16% YoY growth in mobile data revenue and growing interconnect revenue. Beeline’s mobile customer base expanded 3% YoY mainly as a result of sales through the Svyaznoy retail channel and improved churn rate.

Emerging markets showed organic recovery in 3Q15 with 2% YoY increase in revenue. The business unit continues to see strong customer growth, with 3.5 million added in the quarter, excluding the impact of unverified SIMs blocking in Pakistan in 2Q15 of 5.6 million customers. Data usage continues to increase significantly up 94% YoY led by the adoption of 3G.

Total revenue in Eurasia increased organically 2% YoY, mainly driven by service revenue growth of 14% YoY in Ukraine and 7% YoY in Uzbekistan, partly offset by a decline of 9% in Kazakhstan. Mobile data revenue in the unit showed robust growth of 23%, mainly driven by the successful launch of 3G in Ukraine.

In the third quarter, VimpelCom has recognized exceptional items totaling USD 1,196 million. These comprise USD 916 million of provisions for investigations and other legal costs (of which USD 900 million is the provision for future costs related investigations by SEC/DOJ/OM), as well as transformation costs of USD 44 million related to the Group wide transformation program and USD 236 million related to the change of accounting estimates for the tower transaction in Italy. The first two of these items impact reported EBITDA for the quarter by USD 960 million while the last item impacts the reported loss from discontinued operations.

Reported Group EBITDA in 3Q15 declined to USD 58 million due to the exceptional items mentioned above, excluding which, underlying EBITDA was USD 1,018 million, an organic decrease of 1.1% YoY.

In Russia, EBITDA decreased 5% YoY and EBITDA margin decreased 1.6 percentage points YoY to 39.3%. Excluding the negative impact of the weaker ruble, EBITDA would have been stable YoY and EBITDA margin would have increased 1.6 percentage points YoY to 42.5%.

[1]	Organic assumes constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes
[2]	Underlying net profit excludes USD 916 million of provisions for investigations and other legal costs, as well as transformation costs of USD 44 million and excludes USD 236 million write off of goodwill and tax reversal on Italy tower transaction
[3]	Business unit Emerging Markets includes operations in Algeria, Pakistan and Bangladesh. Business unit Eurasia includes Ukraine, Kazakhstan, Uzbekistan, Kyrgyzstan, Armenia, Tajikistan and Georgia

VimpelCom Ltd. 3Q 2015 | 4

Emerging markets showed strong organic EBITDA growth of 10% YoY due to increase in revenue, continued cost efficiency initiatives and decrease in utility costs as a result of the lower oil price.

Eurasia reported a 3% YoY organic decline in EBITDA in 3Q15, mainly as a result of a YoY decrease in Kazakhstan due to the intensified competition, one-offs and devaluation of the Kazakh tenge and a YoY decrease in Uzbekistan as a result of a provision related to a court case.

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	2,442	3,544	(31%)	7,324	10,516	(30%)
EBITDA	58	1,520	(96%)	2,064	4,485	(54%)
Depreciation and amortization and other	(538)	(647)	(17%)	(1,706)	(2,076)	(18%)
EBIT	(480)	873	n.m	358	2,409	(85%)
Financial income and expenses	(188)	(272)	(31%)	(592)	(804)	(26%)
Net foreign exchange (loss)/gain and others	(166)	(174)	(5%)	(279)	(297)	(6%)
Profit/(loss) before tax	(834)	427	n.m	(513)	1,308	n.m
Income tax expense	(13)	(197)	(93%)	(148)	(564)	(74%)
Profit/(loss) from continued operations	(847)	230	n.m	(661)	744	n.m
Profit/(loss) from discontinued operations	(123)	(207)	(40%)	10	(590)	n.m
Net income/(loss) attributable to VimpelCom shareholders	(1,005)	105	n.m	(713)	244	n.m

	3Q15	3Q14	YoY	9M15	9M14	YoY
Capex expenditures	464	758	(39%)	1,326	2,382	(44%)
Capex expenditures excl licenses	457	744	(39%)	1,137	2,044	(44%)
LTM Capex excl licenses/revenue	19%	23%		19%	23%

EBIT was down YoY to a USD 480 million loss in 3Q15, impacted by lower EBITDA. The decrease in depreciation and amortization was a result of local currencies depreciation offset by higher depreciation in Pakistan, due to the equipment swap.

Profit before tax decreased YoY to a USD 834 million loss as a result of lower EBIT. The significantly lower financial expenses were due to the debt repayment in 1H15 of USD 2.9 billion, and the positive effect of the ruble weakening against the US dollar.

Income tax expenses decreased significantly YoY in 3Q15 to USD 13 million due to lower taxable profits and higher tax expense in 3Q14, driven by non-tax deductible items and non-cash tax charges of USD 110 million as a direct result of the Algerian transaction, which became due upon closing of the deal.

Loss from discontinued operations was USD 123 million in 3Q15, improving YoY compared to the loss of USD 208 million in 3Q14, mainly due to significantly lower financial expenses due to the refinancing of WIND Italy, offset by a USD 236 million charge arising from the treatment of the Italian towers transaction as a sale of business which requires the Group to expense a proportionate amount of both goodwill and cumulative foreign exchange translation adjustments.

Net loss attributable to VimpelCom shareholders was USD 1,005 million, largely as a result of the exceptional items aggregating to USD 1,196 million.

CAPEX decreased 39% YoY to USD 464 million in 3Q15, mainly due to the depreciation of the RUB, EUR and UAH against the USD as well as organic Capex savings. The Company will maintain its strategy to invest in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Italy and Georgia, as well as 3G networks in Algeria, Pakistan, Bangladesh and Ukraine.

VimpelCom Ltd. 3Q 2015 | 5

FINANCIAL POSITION & CASH FLOW

USD mln	3Q15	2Q15	QoQ
Total assets	34,928	36,687	(5%)
Shareholders’ equity	4,262	5,899	(28%)
Gross debt	9,742	22,349	(56%)
Net debt	5,437	17,904	(70%)
Net debt / underlying LTM EBITDA[1]	1.3	1.3

USD mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Net cash from operating activities	1,089	1,610	(521)	1,126	3,880	(2,754)
from continued operations	806	1,254	(448)	619	3,696	(3,077)
from discontinued operations	283	356	(73)	507	184	323
Net cash from / (used in) investing activities	(928)	(801)	(127)	(1,685)	(3,072)	1,387
from continued operations	(739)	(567)	(172)	(1,821)	(2,414)	593
from discontinued operations	(189)	(234)	45	136	(658)	794
Net cash from / (used in) financing activities	(199)	(90)	(109)	(1,339)	1,070	(2,409)
from continued operations	(186)	392	(578)	(634)	1,640	(2,274)
from discontinued operations	(13)	(482)	469	(705)	(570)	(135)

1)	Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction in 4Q14 and excludes USD 916 million of provisions for investigations and other legal costs, as well as transformation costs of USD 44 million, in 3Q15

Gross debt decreased 56% QoQ to USD 9.7 billion, mainly due to the reclassification of Italy as an asset held for sale in 3Q15 as a result of the joint venture announcement on August 6, 2015. Pro-forma, gross debt decreased by 4% mainly due to RUB depreciation.

Net debt decreased 70% QoQ in 3Q15 to USD 5.4 billion mainly due to the reclassification of Italy as an asset held for sale. Pro-forma net debt decreased 9% QoQ and LTM EBITDA decreased by 11% QoQ, leading to the stable Net debt to EBITDA ratio at 1.3x at the end of the third quarter.

Net cash from operating activities decreased YoY in 3Q15 due to the decline in EBITDA mainly due to negative currency headwinds which was only slightly offset by the positive effect of lower interest and tax payments.

Net cash flow used in investing activities increased YoY as a combined effect of a decrease in cash Capex of 35% YoY to USD 537 million, offset by deposits outflows. In 3Q14 the same cash flow line was positively impacted by the sale of the company’s interest in Wind Canada, for approximately USD 110 million, and deposits inflows.

Net cash used in financing activities increased YoY. In 3Q15 the outflow is mainly explained by dividend payments to non-controlling interests in Kazakhstan and Kyrgyzstan. 3Q14 was mainly influenced by the second part of WIND refinancing, including fees paid for new borrowings and call premium, drawdown under VimpelCom of a revolving credit facility and repayment of bond in Russia (PJSC VimpelCom).

VimpelCom Ltd. 3Q 2015 | 6

COUNTRY PERFORMANCE - 3Q15

• Russia
• Algeria

• Pakistan	Emerging markets

• Bangladesh

• Ukraine

• Kazakhstan	Eurasia

• Other

OPERATING FINANCIALS BY COUNTRY

USD mln	3Q15	3Q14	Reported YoY	Organic YoY	9M15	9M14	Reported YoY	Organic YoY
Service revenue	2,364	3,462	(32%)	1%	7,139	10,308	(31%)	0%
Russia	1,111	1,965	(43%)	(2%)	3,403	5,737	(41%)	(1%)
Algeria	321	422	(24%)	(2%)	967	1,285	(25%)	(7%)
Pakistan	238	230	3%	6%	718	728	(1%)	0%
Bangladesh	151	140	8%	8%	445	412	8%	9%
Ukraine	165	251	(34%)	14%	469	844	(44%)	9%
Kazakhstan	154	197	(22%)	(9%)	487	562	(13%)	(6%)
Uzbekistan	185	190	(3%)	7%	527	531	(1%)	9%
Kyrgyzstan	45	51	(12%)	8%	125	132	(6%)	11%
Armenia	29	38	(24%)	(11%)	82	104	(21%)	(8%)
Tajikistan	35	41	(16%)	(16%)	91	109	(17%)	(17%)
Georgia	15	21	(29%)	(5%)	44	56	(21%)	0%
HQ and eliminations	(85)	(84)	n.a.	n.a.	(219)	(192)	n.a.	n.a.
EBITDA reported	58	1,520	(96%)	(65%)	2,064	4,485	(54%)	(24%)
EBITDA underlying	1,018	1,520	(33%)	(1%)	3,024	4,485	(33%)	(2%)
Russia	455	827	(45%)	(5%)	1,399	2,401	(42%)	(3%)
Algeria	178	225	(21%)	1%	522	710	(26%)	(9%)
Pakistan	103	84	23%	26%	305	287	6%	8%
Bangladesh	69	56	22%	22%	192	160	20%	20%
Ukraine	84	114	(26%)	28%	218	392	(45%)	10%
Kazakhstan	66	95	(30%)	(19%)	230	272	(15%)	(8%)
Uzbekistan	99	127	(22%)	(14%)	316	346	(9%)	0%
Kyrgyzstan	26	27	(4%)	17%	70	67	4%	23%
Armenia	12	15	(16%)	(1%)	33	39	(17%)	(3%)
Tajikistan	25	20	23%	23%	57	49	16%	16%
Georgia	3	6	(50%)	(34%)	8	15	(46%)	(31%)
HQ and eliminations	(1,062)	(76)	n.a.	n.a.	(1,286)	(253)	n.a.	n.a.

VimpelCom Ltd. 3Q 2015 | 7

RUSSIA

In 3Q15 Russia continued to execute on its plan, focusing on driving customer excellence and creating a more customer-centric organization. As a result, the Company has now reported continued operational improvements in churn during the last several quarters, leading to a growing customer base. The macro-economic slowdown and weakened ruble continued to negatively impact revenue growth and profitability.

Total service revenue declined 2% YoY to RUB 69.6 billion, as a result of a 14% YoY decline in fixed-line service revenue, while mobile service revenue grew 1% YoY.

Beeline’s mobile customer base expanded 3% YoY mainly as a result of sales through the Svyaznoy retail channel and improved churn, which declined 4 percentage points YoY to an annualized rate of 54%. The Company continues to focus on improving brand loyalty across all customer segments.

Mobile service revenue increased 1% YoY to RUB 58.3 billion, driven by 16% YoY growth in mobile data revenue to RUB 11.4 billion and growing interconnect revenue. This growth was partly offset by lower voice and roaming revenue attributed to an average price per minute reduction as existing customers migrated to the Company’s current price plans.

Fixed-line service revenue decreased by 14% YoY to RUB 11.3 billion as a result of a reduction in low-margin traffic. The fixed-line broadband customer base declined 1% YoY to 2.2 million, while fixed-line broadband ARPU decreased 6% YoY to RUB 428.

EBITDA decreased 5% YoY to RUB 28.5 billion and EBITDA margin decreased 1.5 percentage points YoY to 39.3%. The decrease was primarily due to the negative impact of the depreciation of the ruble on roaming and interconnect costs. Excluding the negative impact of the weaker ruble, EBITDA would have been stable YoY and EBITDA margin would have increased 1.6 percentage points YoY to 42.5%.

The Company is continuing its efforts to improve the quality of its distribution channels. Beeline is increasing the number of owned monobrand stores every month which is allowing the Company to enhance the level of customer service, increase smartphone penetration and reduce churn.

The Company continued to invest in high-speed data networks during the quarter and is on track with its plans for the accelerated roll out of 4G/LTE, supported by the agreement with MTS for joint development and operations of 4G/LTE networks. 3Q15 LTM Capex to revenue stood at 18%.

RUSSIA KEY INDICATORS

RUB mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	72,369	73,082	(1%)	206,680	207,952	(1%)
Mobile service revenue	58,307	57,810	1%	165,382	165,078	0%
Fixed-line service revenue	11,327	13,228	(14%)	34,761	37,847	(8%)
EBITDA	28,466	29,878	(5%)	82,132	84,894	(3%)
EBITDA margin	39.3%	40.9%	(1.5p.p.)	39.7%	40.8%	(1.1p.p.)
Capex excl licenses	12,358	14,631	(16%)	28,702	38,995	(26%)
Capex excl licenses LTM/revenue	18%	24%		—	—	—
Mobile
Total revenue	61,005	59,691	2%	171,786	169,629	1%
- of which mobile data	11,442	9,829	16%	32,438	27,541	18%
Customers (mln)	59.0	57.3	3%	—	—	—
- of which data users (mln)	36	32	14%	—	—	—
ARPU (RUB)	330	335	(2%)	—	—	—
MOU (min)	319	311	2%	—	—	—
Data usage (MB)	1,467	1,104	33%	—	—	—
Fixed-line				—	—	—
Total revenue	11,364	13,391	(15%)	—	—	—
Broadband revenue	2,869	3,103	(8%)	9,096	9,541	(5%)
Broadband customers (mln)	2.2	2.2	(1%)	—	—	—
Broadband ARPU (RUB)	428	454	(6%)	—	—	—

VimpelCom Ltd. 3Q 2015 | 8

ALGERIA

Djezzy’s performance in 3Q15 showed continued YoY trend improvements in revenue, EBITDA and NPS. In addition, the company continued to implement its transformation program which is expected to take another 9 to 12 months to complete.

The main transformation activities during the quarter included the launching of a new bundle offer “Play” in 3G regions, the commissioning of a new scheme for the channels, and further improvements in the organizational structure. In addition, the Algerian telecom regulator approved the 2015-2016 interconnection rates for mobile operators, which is favorable for Djezzy as it partially reduced the asymmetry on the rates. The national incoming interconnect rate increased from DZD 0.96 to DZD 1.1 and outgoing interconnect rate decreased from DZD 2.2 to DZD 1.8-1.9. As a result, Djezzy recorded additional revenue of approximately DZD 0.6 billion and reduced service costs by DZD 0.3 billion.

Notwithstanding the transformation activities and the positive effect of the changed interconnection rates, the market continued to be challenging with aggressive price competition and device promotions. However, Djezzy’s service revenue declined only 2% YoY mainly due to the positive change in interconnection rates. The underlying revenue decrease, excluding the above-mentioned positive effect, was 4% YoY, a sequential improvement compared to a 7% YoY decline in 2Q15. Data revenue continued strong growth, increasing by 20% QoQ and doubling in absolute terms versus the previous year.

The customer base in 3Q15 declined 4% YoY to 16.9 million as a result of price competition and a gap versus competitors in 3G roll-out.

Mobile ARPU decreased 1% YoY due to the churn of high-value customers and as a result of the migration of customers to the new offers and bundles.

EBITDA increased 1% YoY to DZD 18.3 billion due to the favorable change in interconnect rates along with savings in structural OPEX. EBITDA margin remained strong at 54.8%.

Djezzy continued its investments in its high-speed 3G network and 2G network modernization. In 3Q15, Capex was DZD 3.4 billion with the LTM Capex to revenue ratio at 15%.

ALGERIA KEY INDICATORS

DZD bln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	33.4	34.4	(3%)	95.7	102.5	(7%)
Mobile service revenue	33.1	33.9	(2%)	94.9	101.6	(7%)
EBITDA	18.3	18.1	1%	51.3	56.1	(9%)
EBITDA margin	54.8%	52.5%	2.3 p.p.	53.6%	54.7%	1.1 p.p.
Capex excl licenses	3.4	6.8	(50%)	12.2	24.3	(50%)
Capex excl licenses LTM/revenue	15%	20%		—	—	—
Mobile
Customers (mln)	16.9	17.6	(4%)	—	—	—
- of which mobile data customers (mln)[1]	2.3	0.6	n.m	—	—	—
ARPU (DZD)	642	648	(1%)	—	—	—
MOU (min)	221	213	4%	—	—	—
Data usage (MB)	376	116	n.m	—	—	—

1)	Data customers include customers that have performed at least one mobile data event on 3G network in the previous four months

VimpelCom Ltd. 3Q 2015 | 9

PAKISTAN

In 3Q15, Mobilink recorded YoY revenue growth of 7%, the first positive growth in two years. The increase was driven by data revenue growth of 78% YoY and higher MFS revenue, a 61% YoY increase, which more than offset voice declines. The growth in MFS revenue is a result of successful retail promotions along with an increased active agent footprint. By the end of 3Q15, MFS revenue represented 2.7% of service revenue.

Mobilink maintained its leading market position during the quarter, following QoQ gains in both customer and revenue market shares achieved in 2Q15. This growth follows Mobilink’s successful completion of the SIM re-verification process in 1H15, in which the Company managed to verify 87% of customers and secure 99% of revenue.

As a result of the blocking of unverified SIMs due to the SIM re-verification process, the customer base decreased 9% YoY to 35.2 million in 3Q15, as 5.6 million customers were blocked in 2Q15. However, Mobilink’s customer base increased 5% QoQ in 3Q15 driven by stronger segment focused approach to its customer base, a revised channel commission structure underpinned by a continued focus on price simplicity and transparency for its customers and on delivering superior network performance.

In order to stimulate smartphone penetration growth, Mobilink launched one of Pakistan’s most affordable 3G smartphones during the quarter and also became the exclusive operator for Samsung’s Galaxy Note 5 and Galaxy S6 Edge Plus.

The EBITDA margin increased 6 percentage points YoY to 41%, as a result of the revenue growth and cost efficiency initiatives, mainly in procurement and utilities.

Capex in 3Q15 decreased to PKR 6.7 billion as the 2G network modernization was completed in 2014. The Company continues to invest in its high-speed 3G network roll-out and is the first operator in Pakistan to launch a 3G network in 200 cities.

PAKISTAN KEY INDICATORS

PKR bln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	25.9	24.2	6.9%	77.3	76.5	1%
Mobile service revenue	24.5	23.1	5.9%	73.3	73.2	0%
EBITDA	10.6	8.5	26%	31.2	28.9	8%
EBITDA margin	41.0%	34.9%	6.1 p.p.	40.3%	37.8%	2.5 p.p.
Capex excl licenses	6.7	9.9	(33%)	17.3	26.0	(34%)
Capex excl licenses LTM/revenue	26%	35%		—	—	—
Mobile
Customers (mln)	35.2	38.7	(9%)	—	—	—
- of which mobile data customers (mln)	16	14	12%	—	—	—
ARPU (PKR)	230	195	18%	—	—	—
MOU (min)	369	236	56%	—	—	—
Data usage (MB)	350	74	n.m	—	—	—

VimpelCom Ltd. 3Q 2015 | 10

BANGLADESH

Banglalink continues to successfully execute on its strategy. Firstly, the Company is focused on customer acquisition through attractive, simple offers that enhance price perception. Secondly, Banglalink is focused on promotions in order to stimulate data usage. Thirdly, on the digital side, Banglalink has been the first in the country to launch the WhatsApp application in Bangla.

In 3Q15, Banglalink’s total revenue increased 9% YoY to BDT 11.9 billion and mobile service revenue also increased 8% YoY driven by a 7% YoY growth in the customer base to 32 million. Despite intensified price competition and the negative impact of an increase in the rate of supplementary duty in 3Q15 to 3%, ARPU increased by 1% YoY as a result of higher data usage, which was 157% higher YoY.

Banglalink maintained its leading position in NPS in the market. The superior customer experience is a result of the strengthened network and attractive data offers.

In 3Q15, the Company’s EBITDA increased 22% YoY to BDT 5.3 billion, with EBITDA margin increasing 5.0 percentage points YoY to 44.7%. EBITDA margin, excluding one-offs which were mainly related to reversal of certain provisions on the handsets and utility costs, increased 3.8 percentage points to 43.5% driven by the revenue increase and OPEX control initiatives.

Capex was slightly down YoY to BDT 3.8 billion in 3Q15, while LTM Capex to revenue ratio stood at 25%, as the Company continued to actively invest in high-speed data networks during the quarter.

BANGLADESH KEY INDICATORS

BDT bln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	11.9	11.0	9%	35.1	32.3	9%
Mobile service revenue	11.8	10.9	8%	34.6	31.9	9%
EBITDA	5.3	4.4	22%	14.9	12.4	20%
EBITDA margin	44.7%	39.7%	5.0 p.p.	42.4%	38.3%	4.1 p.p.
Capex excl licenses	3.8	3.9	(2%)	7.2	9.2	(22%)
Capex excl licenses LTM/revenue	25%	39%		—	—	—
Mobile
Customers (mln)	32.3	30.2	7%	—	—	—
- of which mobile data customers (mln)	14.8	11.7	26.2%	—	—	—
ARPU (BDT)	121	120	1%	—	—	—
MOU (min)	151	200	(25%)	—	—	—
Data usage (MB)	104	41	157%	—	—	—

VimpelCom Ltd. 3Q 2015 | 11

UKRAINE

Kyivstar remains the clear market leader in a challenging macro-economic environment. Kyivstar successfully launched 3G in 2Q15 and currently offers the best population coverage available across 350 cities and towns, including the main cities of Kiev, Lviv and Odessa. Currently, more than one million customers are using Kyivstar’s 3G services and smartphone penetration is at 24%. The Company will continue to roll out its 3G network through the remainder of 2015 and expects the strong growth trend in mobile data usage to continue. Kyivstar has also been strengthening its leading position in customer satisfaction, as measured by the Net Promoter Score.

Service revenue increased 14% YoY to UAH 3.6 billion, despite the ongoing turbulence and the closure of the network in parts of East Ukraine. Mobile service revenue grew 15% YoY to UAH 3.3 billion as a result of increased international incoming revenue positively impacted by currency, strong growth of mobile data revenue driven by the 3G launch, and new commercial activities. Mobile data revenue grew 67% YoY in 3Q15 as a result of active promotions of smartphones and data-oriented tariff plans as well as effective pricing initiatives targeting mobile data during the quarter. Mobile ARPU increased 14% YoY to UAH 42.

Kyivstar’s mobile customer base decreased 2% to 25.7 million, mainly due to higher churn as a result of disconnections in parts of East Ukraine.

Fixed-line service revenue decreased 6% YoY to UAH 238 million due to a decline in termination transit traffic and the ongoing turbulence in East Ukraine, partly offset by the growth in fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 23% YoY to UAH 132 million, driven by FTTB re-pricing. The fixed broadband customer base decreased 1% YoY to 804 thousand and fixed broadband ARPU increased 22% YoY to UAH 54.

EBITDA increased 28% YoY to UAH 1.8 billion and EBITDA margin increased 5.5 percentage points YoY to 51.0%, driven by higher revenue and lower service costs, partly offset by the negative currency impact, higher frequency fees related to the 3G license and higher utility and rental costs.

3Q15 Capex increased 75% YoY to UAH 778 million in the quarter, mainly due to investments in the 3G network. The LTM Capex to revenue ratio was 25% with operating cash flow margin, defined as EBITDA less Capex, at 29% for the quarter.

UKRAINE KEY INDICATORS

UAH mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	3,595	3,160	14%	10,003	9,136	9%
Mobile service revenue	3,348	2,899	15%	9,269	8,326	11%
Fixed-line service revenue	238	254	(6%)	709	792	(10%)
EBITDA	1,835	1,436	28%	4,625	4,215	10%
EBITDA margin	51.0%	45.5%	5.5 p.p.	46.2%	46.1%	0.1 p.p.
Capex excl licenses	778	445	75%	2,697	1,098	146%
Capex excl licenses LTM/revenue	25%	13%	—	—	—	—
Mobile
Total operating revenue	3,357	2,906	16%	9,293	8,342	11%
Customers (mln)	25.7	26.3	(2%)	—	—	—
ARPU (UAH)	42	37	14%	—	—	—
MOU (min)	537	517	4%	—	—	—
Fixed-line				—	—	—
Total operating revenue	238	255	(6%)	709	795	(11%)
Broadband revenue	132	107	23%	381	333	14%
Broadband customers (mln)	0.8	0.8	(1%)	—	—	—
Broadband ARPU (UAH)	54	45	22%	—	—	—

VimpelCom Ltd. 3Q 2015 | 12

KAZAKHSTAN

Beeline maintained its strong market position during the quarter and continues to gain market share as a result of its attractive value proposition, network and distribution. However competition continues to intensify in the market, but the Company remains commercially rational in its pricing strategy. The competitive environment is expected to remain challenging throughout 2015.

Total service revenue decreased 9% YoY to KZT 32.8 billion, due to an 11% YoY decline in mobile service revenue, partly offset by an 11% YoY growth in fixed-line service revenue.

The decrease in mobile service revenue to KZT 28.8 billion was driven by a 29% YoY reduction in MTRs (mobile termination rates) to KZT 8.0 from KZT 11.2 and increased competition. Excluding the MTR reduction, mobile service revenue would have decreased by 5% YoY. Mobile data revenue grew 12% YoY to KZT 5.5 billion thanks to a 9% growth in mobile data ARPU.

ARPU decreased 13% YoY to KZT 954, mainly due to the MTR reduction and declining voice revenue. This reflects the competitive market particularly in bundled tariff plans.

Mobile customers declined 1% YoY to 9.8 million while annualized churn increased 2 percentage points to 53% also reflecting the increased competitive intensity.

The growth in fixed-line service revenue was due to the 16% YoY growth in FTTB revenue, mainly driven by a strong growth in the customer base and 29% YoY growth in traffic network revenue due to the devaluation of the Kazakh tenge.

EBITDA decreased by 19% YoY to KZT 14.1 billion, as a result of the decline in revenue, the negative impact on costs of the devaluation of the Kazakh tenge and certain one-offs costs.

Capex was KZT 4.0 billion in 3Q15, and 3Q15 LTM Capex to revenue stood at 15%.

KAZAKHSTAN KEY INDICATORS

KZT mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	33,232	35,928	(7.5%)	94,924	100,301	(5%)
Mobile service revenue	28,789	32,257	(11%)	82,898	89,364	(7%)
Fixed-line service revenue	4,057	3,608	12%	11,543	10,768	7%
EBITDA	14,108	17,343	(19%)	44,354	48,430	(8%)
EBITDA margin	42.5%	48.3%	(5.8 p.p.)	46.7%	48.3%	(1.6 p.p.)
Capex excl licenses	4,033	4,805	(16%)	9,337	9,612	(3%)
Capex excl licenses LTM/revenue	15%	14%	—	—	—	—
Mobile
Total revenue	29,166	32,284	(10%)	83,347	89,460	(7%)
Mobile customers (mln)	9.8	9.8	(1%)	—	—	—
- of which mobile data customers (mln)	5	5	(4%)	—	—	—
Mobile ARPU (KZT)	954	1,098	(13%)	—	—	—
MOU (min)	292	317	(8%)	—	—	—
Data usage (MB)	612	262	134%	—	—	—
Fixed-line				—	—	—
Total revenue	4,067	3,644	12%	11,578	10,841	7%
Broadband revenues	2,130	1,836	16%	6,548	5,564	18%
Broadband customers (mln)	0.4	0.2	119%	—	—	—
Broadband ARPU (KZT)	2,575	2,784	(7%)	—	—	—

VimpelCom Ltd. 3Q 2015 | 13

UZBEKISTAN

Mobile service revenue increased 8% YoY to UZS 475 billion as a result of solid growth in mobile data and VAS revenue, and an indexation impact due to Beeline´s price plans being denominated in USD. Mobile data revenue increased 8% YoY, mainly as a result of commercial activities and increased bundle penetration in the customer base. Mobile ARPU increased 10% YoY while annualized churn improved 2 percentage points YoY to 47%, supported by the customer retention program. However, the customer base decreased 3% YoY due to the launch of two new mobile operators in the market in 2015. EBITDA decreased 14% YoY to UZS 255 billion, leading to an EBITDA margin decline of 13.3 percentage points YoY to 53.1% as a result of a provision of UZS 42.4 billion related to a court case. Adjusted for this provision, EBITDA margin would have been 62.0%. Going forward, results are expected to be impacted by increased competition and Beeline aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

KYRGYZSTAN

Results were strong in Kyrgyzstan as mobile service revenue increased 8% YoY to KGS 2.9 billion, mainly driven by increasing interconnect revenue as a result of increased traffic and currency fluctuations. This growth was further supported by strong growth in mobile data revenue of 32% YoY to KGS 350 million. However, results were partially offset by declining voice revenue due to the competitive environment and the migration of customers to the Company’s current price plans, as the macro-economic slowdown impacts consumer behavior. The customer base increased 2% YoY to 2.7 million as a result of Beeline´s attractive on-net and data offerings. The Company remains the clear leader in NPS, due to its high quality network and attractive pricing. EBITDA increased by 17% and EBITDA margin increased by 4 percentage points to 56.9% driven by the growth in interconnect revenue and ongoing network cost optimization efforts.

ARMENIA

The Company has been able to strengthen its market position in a challenging macro-economic situation. Service revenue decreased 9% YoY, driven by declining mobile and fixed-line service revenue. Mobile service revenue decreased 3% YoY to AMD 6.7 billion, as a result of declining voice revenue. Mobile data revenue grew 21% YoY driven by the promotion of data bundles, further supported by the mobile customer base increasing 13% YoY to 0.8 million. Churn improved 4 percentage points YoY to an annualized rate of 39%. Fixed-line service revenue decreased 17% YoY to AMD 7.2 billion, mainly due to a decline in voice and traffic termination revenue, and the reduction in the fixed-line customer base. EBITDA decreased 1% YoY to AMD 5.9 billion, while EBITDA margin increased by 3 percentage points to 40.7%, driven by a shift to a higher margin revenue mix and efficiencies in structural OPEX.

TAJIKISTAN

The environment in Tajikistan remains challenging with increasing competition and currency headwinds. Mobile service revenue decreased 16% YoY to USD 35 million in 3Q15 as a result of lower incoming international traffic due to fewer migrants living abroad because of the macro-economic environment in Russia. Although the customer base declined by 8% YoY to 1.2 million, the Company outperformed the market and improved its network quality during the quarter. EBITDA margin increased 23 percentage points YoY to 72.7%, as a result of cost efficiencies and a significant reduction in interconnect costs, partially offset by a 2 percentage point increase in excise tax to 5% in 2Q15.

GEORGIA

The Company’s total service revenue decreased by 4% YoY, as a result of a decline in mobile, partly offset by an increase in fixed-line revenue. Mobile service revenue decreased by 11% YoY to GEL 31 million, mainly due to increased competition and the reduction of the asymmetrical MTR from GEL 0.08 to GEL 0.035 which reduced interconnect revenue by GEL 1 million. However, the Company grew its mobile customer base 10% YoY to 1.4 million helped by its attractive customer value proposition. Mobile data revenue grew 15% YoY driven by the 4G/LTE launch in February 2015. The Company now covers 50% of the population with 4G/LTE. EBITDA decreased 34% YoY to GEL 7 million and EBITDA margin decreased 8.5 percentage points YoY to 19.2%, mainly due to the decline in voice revenue.

VimpelCom Ltd. 3Q 2015 | 14

ITALY (RECLASSIFIED AS AN ASSET HELD FOR SALE)

Total revenue in 3Q15 decreased 11% YoY to EUR 1.1 billion, mainly due to certain settlements accounted for in 3Q14. On an underlying basis, excluding these settlements, revenue declined 7% YoY. Service revenue declined by 3% YoY with an improving trend versus previous quarters, driven by improved performance in both the mobile and fixed segments.

In 3Q15 mobile service revenue decreased 1.5% YoY to EUR 752 million, further sequential improvement compared to the 2.2% and 3.3% YoY declines that the company experienced in 2Q15 and 1Q15 respectively. Mobile data continued to exhibit strong performance with double digit revenue growth, up 13% YoY to EUR 172 million, driven by a solid 12% YoY increase in data users to 11.3 million. In 3Q15 WIND’s mobile customer base was 21.3 million.

Mobile ARPU in the quarter remained stable YoY at EUR 11.6; in particular, data ARPU increased 7% YoY in value, completely offsetting the decline in voice component, and now accounting 42% of total mobile ARPU.

In fixed-line, service revenue decreased 6% YoY to EUR 272 million mostly due to the decline in voice volumes, coupled with a decrease in the indirect customer base. In the quarter customers continued to choose fixed bundles with unlimited DSL connection and pay per use voice. Fixed broadband revenue in 3Q15 increased 2% YoY to EUR 141 million driven by growth in the LLU component, which generated a 2% YoY increase. The quarter witnessed a strong performance in fixed broadband with customers increasing 5% YoY and dual-play customers up 8% YoY.

WIND’s reported EBITDA in 3Q15 decreased 18% YoY and stood at EUR 427 million, as a result of the above mentioned settlements recorded in 3Q14 and the full impact of the tower transaction in 3Q15. Excluding these items, on a like for like basis, EBITDA declined by 7%, in line with the underlying revenue decline, with a stable EBITDA margin driven by cost efficiency measures undertaken in the quarter.

In 3Q15, WIND invested EUR 170 million in continuing to deploy the 4G/LTE network, now covering 48% of the population, as well as in increasing the capacity and coverage of the existing HSPA+ network.

ITALY KEY INDICATORS

EUR mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	1,090	1,220	(11%)	3,250	3,511	(7%)
Mobile service revenue	752	763	(2%)	2,177	2,229	(2%)
Fixed-line service revenue	272	291	(6%)	828	900	(8%)
EBITDA	427	521	(18%)	1,230	1,386	(11%)
EBITDA margin	39.1%	42.7%	(3.6 p.p.)	37.8%	39.5%	(1.7 p.p.)
Capex excl licenses	170	187	(9%)	528	496	6%
Capex excl licenses LTM/revenue	18%	17%	—	—	—	—
Mobile
Total revenue	818	848	(4%)	2,398	2,508	(4%)
Customers (mln)	21.3	21.8	(2%)	—	—	—
- of which data (mln)	11.3	10.2	12%	—	—	—
ARPU (EUR)	11.6	11.6	0%	—	—	—
MOU (min)	263	262	0%	—	—	—
Data usage (MB)	1,635	1,272	29%	—	—	—
Fixed-line
Total revenue	272	372	(27%)	852	1,003	(15%)
Total voice customers (mln)	2.8	2.9	(3%)	—	—	—
ARPU (EUR)	28	29	(4%)	—	—	—
Broadband customers (mln)	2.2	2.1	5%	—	—	—
Broadband ARPU (EUR)	21	21	(1%)	—	—	—
Dual-play customers (mln)	2.0	1.9	8%	—	—	—

VimpelCom Ltd. 3Q 2015 | 15

CONFERENCE CALL INFORMATION

On November 6, 2015, the Company will host an analyst & investor conference call on its 3Q15 results at 2:00 pm CET (1:00 pm GMT).

The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 280 2342

Confirmation Code: 9715424

International call-in number: + 1 (212) 444 0896

Confirmation Code: 9715424

The conference call replay and the slide presentations webcast will be available until November 13, 2015. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 9715424

UK Replay Number: 0 800 358 7735

Confirmation Code: 9715424

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt / Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Neil Moorhouse / Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 3Q 2015 | 16

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company’s anticipated performance for 2015, future market developments and trends, expected timing of payment of the announced dividend, expected cost synergies and timing of completion of the Italy joint venture, operational and network development and network investment, including expectations regarding the roll out of 4G/LTE in Russia, Italy and Georgia, anticipated timing of roll out and benefits from 3G services in Algeria, Pakistan, Bangladesh and Ukraine, and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations and/or litigation with third parties (including with respect to investigations by the U.S. and Dutch authorities relating primarily to VimpelCom’s business in Uzbekistan and prior dealings with Takilant), failure to satisfy or waive the conditions to completion of the Italy joint venture, failure to obtain the requisite regulatory approvals or the receipt of approvals on terms not acceptable to the parties to the Italy joint venture, failure of the expected benefits of the Italy joint venture to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward- looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND “ “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2015, VimpelCom had 217 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 3Q 2015 | 17

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Interim Financial Schedules	19

Attachment B	Debt Overview	22

Attachment C	Country details	23

Attachment D	Reconciliation Tables	25

	Average Rates of Functional Currencies to USD

Attachment E	WIND Telecomunicazioni group condensed financial statement of income	26

Attachment F	Definitions	27

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2015.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 3Q 2015 | 18

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	3Q15	3Q14	9M15	9M14
Total operating revenues	2,442	3,544	7,324	10,516
of which other revenues	27	21	64	60
Operating expenses
Service costs, equipment and accessories	558	851	1,636	2,471
Selling, general and administrative expenses	1,826	1,173	3,624	3,560
Depreciation	402	508	1,186	1,574
Amortization	127	177	388	517
Impairment loss	(3)	(58)	109	(61)
Loss on disposals of non-current assets	12	20	23	46
Total operating expenses	2,922	2,671	6,966	8,107
Operating profit/ (loss)	(480)	873	358	2,409
Finance costs	199	296	627	852
Finance income	(11)	(24)	(35)	(48)
Other non-operating losses/(gains)	(45)	3	31	24
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(2)	(1)	(13)	42
Net foreign exchange (gain)/ loss	213	172	261	231
Profit/(loss) before tax	(834)	427	(513)	1,308
Income tax expense	13	197	148	564
Profit/(loss) from continued operations	(847)	230	(661)	744
Profit/(loss) from discontinued operations	(123)	(207)	10	(590)
Profit/(loss) for the period	(970)	23	(651)	154
Non-controlling interest	35	(82)	62	(90)
The owners of the parent	(1,005)	105	(713)	244

VimpelCom Ltd. 3Q 2015 | 19

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 September 2015	30 June 2015
Assets
Non-current assets
Property and equipment	6,665	10,785
Intangible assets	2,285	7,007
Goodwill	4,500	9,573
Investments in associates and joint ventures	223	344
Deferred tax asset	175	492
Income Tax advances, non-current	46	69
Financial assets	151	1,108
Other non-financial assets	16	23
Total non-current assets	14,061	29,401
Current assets
Inventories	102	141
Trade and other receivables	712	1,850
Other non-financial assets	449	622
Current income tax asset	208	242
Other financial assets	343	208
Cash and cash equivalents	3,930	4,220
Total current assets	5,744	7,283
Assets classified as held for sale	15,123	3
Total assets	34,928	36,687
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	4,262	5,899
Non-controlling interests	157	406
Total equity	4,419	6,305
Non-current liabilities
Debt	7,800	19,548
Other financial liabilities	87	46
Provisions	288	654
Other non-financial liabilities	118	364
Deferred tax liability	370	1,050
Total non-current liabilities	8,663	21,662
Current liabilities
Trade and other payables	1,814	3,435
Debt	1,942	2,801
Other financial liabilities	103	409
Other non-financial liabilities	1,107	1,699
Current income tax payable	74	152
Provisions	1,117	224
Total current liabilities	6,157	8,720
Liabilities associated with assets held for sale	15,689	—
Total equity and liabilities	34,928	36,687

VimpelCom Ltd. 3Q 2015 | 20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	3Q15	3Q14	9M15	9M14
Operating activities
Profit after tax	(847)	230	(661)	744
Income tax expenses	13	197	148	564
Profit before tax	(834)	427	(513)	1,308
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	402	508	1,186	1,574
Amortization	127	177	388	517
Impairment loss	(3)	(58)	109	(61)
Loss/(Gain) From disposal of non current assets	12	20	23	46
Finance income	(11)	(24)	(35)	(48)
Finance cost	198	296	627	852
Other non operating losses / (Gains)	(44)	3	31	24
Net foreign exchange loss / (gain)	213	172	261	231
Share of loss of associates and joint ventures	(2)	(1)	(13)	42
Movements in provisions and pensions	914	33	(220)	67
Changes in working capital	139	145	(41)	261
Net interest paid	(217)	(316)	(672)	(820)
Net interest received	11	11	34	37
Income tax paid	(99)	(139)	(546)	(334)
Changes due to discontinued operations from operating activity	283	356	507	184
Net cash from operating activities	1,089	1,610	1,126	3,880
Proceeds from sale of property and equipment	2	6	10	12
Proceeds from sale of intangible assets	—	2	1	2
Purchase of property, plant and equipment	(494)	(736)	(1,250)	(2,213)
Purchase of licenses	(11)	(5)	(174)	(398)
Purchase of other intangible assets	(32)	(84)	(169)	(181)
Outflow for loan granted	(1)	(1)	(101)	(22)
Inflow from loan granted	—	110	102	110
Inflows/(outflows) from financial assets	(27)	—	48	—
Inflows/(outflows) from deposits	(176)	141	(288)	275
Receipt of dividends	—	—	—	2
Discontinued operations in investing activity	(189)	(234)	136	(658)
Net cash used in investing activities	(928)	(801)	(1,685)	(3,072)
Net proceeds from exercise of share options	—	2	2	2
Gross proceeds from borrowings	208	1,305	1,322	5,025
Fees paid for the borrowings	—	(4)	—	(36)
Repayment of borrowings	(263)	(911)	(4,077)	(3,341)
Dividends paid to equity holders	—	—	—	(10)
Dividends paid to non-controlling interests	(131)	—	(188)	—
Proceeds from sale of non-controlling interests	—	—	2,307	—
Discontinued operations in financing activity	(13)	(482)	(705)	(570)
Net cash from/(used in) financing activities	(199)	(90)	(1,339)	1,070
Net increase in cash and cash equivalents	(38)	719	(1,898)	1,878
Cash and cash equivalent at beginning of period	4,220	5,505	6,342	4,454
Net foreign exchange difference	(79)	(343)	(341)	(451)
Cash and cash equivalent reclassified as Held for Sale	(173)	(29)	(173)	(29)
Cash and cash equivalent at end of period	3,930	5,852	3,930	5,852

VimpelCom Ltd. 3Q 2015 | 21

ATTACHMENT B: DEBT OVERVIEW

AS AT SEPTEMBER 30, 2015

Type of debt	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date	Guarantor
VimpelCom Holdings B.V.
Notes	6.2546%	USD	349	349	01.03.2017	PJSC VimpelCom
Notes	7.5043%	USD	1,280	1,280	01.03.2022	PJSC VimpelCom
Notes	9.0000%	RUB	12,000	181	13.02.2018	PJSC VimpelCom
Notes	5.2000%	USD	571	571	13.02.2019	PJSC VimpelCom
Notes	5.9500%	USD	983	983	13.02.2023	PJSC VimpelCom
VimpelCom Amsterdam B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	17.04.2017	None
Loan from AO Alfa Bank	1 month LIBOR plus 3.25%	USD	500	500	03.05.2017	None
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	457	457	21.12.2020	PJSC VimpelCom
Loan from HSBC Bank plc	1.7200%	USD	222	222	31.07.2022	EKN, PJSC VimpelCom
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	499	499	30.04.2018	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.4930%	USD	264	264	02.02.2016	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	651	651	02.02.2021	None
Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.2500%	USD	266	266	23.05.2016	None
Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3000%	RUB	20,000	302	13.10.2015	PJSC VimpelCom
Loan from Sberbank	12.7500%	RUB	2,560	39	16.12.2015	None
Loan from Sberbank	12.7500%	RUB	52,714	796	11.04.2018	None
Loan from Sberbank	12.7500%	RUB	19,444	294	29.05.2017	None
Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	3,417	52	30.04.2019	EKN
Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	4,500	43	16.05.2019	None
Syndicated loan via MCB Bank Limited	3 months KIBOR + 1.25%	PKR	4,500	43	28.11.2017	None
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	7,000	67	16.05.2019	None
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	4,000	38	16.05.2021	None
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	6,900	66	22.12.2019	None
Syndicated loan via Allied Bank Limited	6 months KIBOR + 1.00%	PKR	4,222	40	26.05.2018	None
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.6250%	USD	300	300	06.05.2019	None
Facility Standard Chartered Bank	8.10%-8.20%	BDT	3,650	47	27.12.2015	None
Facility BRAC Bank Limited	8.5000%	BDT	2,350	30	16.12.2015	None
Omnium Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	50,000	471	30.09.2019	None
Other loans, equipment financing and capital lease obligations				392

VimpelCom Ltd. 3Q 2015 | 22

ATTACHMENT C: COUNTRY DETAILS

CUSTOMERS1

	Mobile			Fixed-line broadband
million	3Q15	3Q14	YoY	3Q15	3Q14	YoY
Russia	59.0	57.3	3%	2.2	2.2	(1%)
Algeria	16.9	17.6	(4%)	—	—	—
Pakistan	35.2	38.7	(9%)	—	—	—
Bangladesh	32.3	30.2	7%	—	—	—
Emerging markets	84.4	86.5	(2%)	—	—	—
Ukraine	25.7	26.3	(2%)	0.8	0.8	2%
Kazakhstan	9.8	9.8	(1%)	0.4	0.2	119%
Uzbekistan	10.2	10.5	(3%)	—	—	—
Armenia	0.8	0.8	12%	—	—	—
Tajikistan	1.2	1.3	(8%)	—	—	—
Georgia	1.4	1.3	10%	—	—	—
Kyrgystan	2.7	2.7	2%	—	—	—
Eurasia	51.8	52.7	(1%)	1.2	1.0	20%
Laos	0.2	0.3	(36%)	0.2	0.4
Total	195.3	196.8	(1%)	3.6	3.6	(0%)
Italy	21.3	21.8	(2%)	2.2	2.1	5%

[1]	The mobile customer numbers for 2014 have been adjusted to remove customers in operations that have been sold or held for sale and to reflect revised customer numbers in Algeria

UZBEKISTAN

UZS bln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	480	446	8%	1,331	1,217	9%
Mobile service revenue	475	441	8%	1,319	1,203	10%
Fixed-line service revenue	3	4	(14%)	10	12	(14%)
EBITDA	255	296	(14%)	796	792	0%
EBITDA margin	53.1%	66.5%	(13.4 p.p)	59.8%	65.1%	(5.3 p.p)
Capex excl licenses	87	47	84%	90	117	(23%)
Capex excl licenses LTM/revenue	9.0%	5.0%	—	—	—	—
Mobile
Customers (mln)	10.2	10.5	(3%)	10.2	10.5	(3%)
ARPU (UZS)	15,393	13,955	10%	—	—	—
MOU (min)	540	568	(5%)	—	—	—

ARMENIA

AMD mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	14,431	15,812	(9%)	40,266	43,620	(8%)
Mobile service revenue	6,718	6,935	(3%)	17,990	18,486	(3%)
Fixed-line service revenue	7,182	8,638	(17%)	21,112	24,215	(13%)
EBITDA	5,870	5,956	(1%)	15,673	16,192	(3%)
EBITDA margin	40.7%	37.7%	3.0 pp	38.9%	37.1%	1.8 pp
Capex excl licenses	2,240	1,977	13%	4,398	3,504	26%
Capex excl licenses LTM/revenue	13%	9%	—	—	—	—
Mobile
Customers (mln)	0.8	0.8	13%	0.8	0.8	13%
ARPU (AMD)	2,618	3,020	(13%)	—	—	—
MOU (min)	354	377	(6%)	—	—	—

VimpelCom Ltd. 3Q 2015 | 23

TAJIKISTAN

USD mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	35	41	(16%)	91	109	(17%)
Mobile service revenue	35	41	(16%)	91	109	(17%)
EBITDA	25	20	23%	57	49	16%
EBITDA margin	72.7%	49.9%	22.8 pp	63.1%	45.1%	18.0 pp
Capex excl licenses	2	1	22%	6	6	(4%)
Capex excl licenses LTM/revenue	14%	8%		—	—	—
Mobile
Customers (mln)	1.2	1.3	(8%)	—	—	—
ARPU (USD)	9.7	10.7	(10%)	—	—	—
MOU (min)	308	297	4%	—	—	—

GEORGIA

GEL mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	36	37	(4%)	100	101	(1%)
Mobile service revenue	31	35	(11%)	85	94	(9%)
Fixed-line service revenue	4	2	81%	13	5	195%
EBITDA	7	10	(34%)	19	27	(31%)
EBITDA margin	19.2%	27.7%	(8.5 pp)	18.5%	26.5%	(8.0 pp)
Capex excl licenses	11	10	13%	106	18	494%
Capex excl licenses LTM/revenue	32%	17%		—	—	—
Mobile
Customers (mln)	1.4	1.3	10%	1.4	1.3	10%
ARPU (GEL)	7	9	(22%)	—	—	—
MOU (min)	245	239	2%	—	—	—

KYRGYZSTAN

KGZ mln	3Q15	3Q14	YoY	9M15	9M14	YoY
Total revenue	2,892	2,666	8%	7,809	6,984	12%
Mobile service revenue	2,865	2,658	8%	7,738	6,955	11%
EBITDA	1,647	1,410	17%	4,346	3,544	23%
EBITDA margin	56.9%	52.9%	4.0 pp	55.6%	50.7%	4.9 pp
Capex excl licenses	666	412	62%	1,028	876	17%
Capex excl licenses LTM/revenue	12%	14%		—	—	—
Mobile
Customers (mln)	2.7	2.7	2%	2.7	2.7	2%
ARPU (KGZ)	343	330	4%	—	—	—
MOU (min)	293	298	(2%)	—	—	—

VimpelCom Ltd. 3Q 2015 | 24

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	3Q15	3Q14	9M15	9M14
Unaudited
EBITDA	58	1,520	2,064	4,485
Depreciation	(402)	(508)	(1,186)	(1,574)
Amortization	(127)	(177)	(388)	(517)
Impairment loss	3	58	(109)	61
Loss on disposals of non-current assets	(12)	(20)	(23)	(46)
EBIT	(480)	873	358	2,409
Financial Income and Expenses	(188)	(272)	(592)	(804)
- including finance income	11	24	35	48
- including finance costs	(199)	(296)	(627)	(852)
Net foreign exchange (loss)/gain and others	(166)	(174)	(279)	(297)
- including Other non-operating (losses)/gains	45	(3)	(31)	(24)
- including Shares of loss of associates and joint ventures accounted for using the equity method	2	1	13	(42)
- including Net foreign exchange gain	(213)	(172)	(261)	(231)
EBT	(834)	427	(513)	1,308
Income tax expense	13	197	148	564
Profit/ (loss) from discontinued operations	(123)	(207)	10	(590)
Profit/(loss) for the year	(970)	23	(651)	154
Profit/(loss) for the year attributable to non-controlling interest	35	(82)	62	(90)
Profit for the year attributable to the owners of the parent	(1,005)	105	(713)	244

VimpelCom Ltd. 3Q 2015 | 25

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	30 September 2015	30 June 2015	31 December 2014
Net debt	5,437	17,904	19,992
Cash and cash equivalents	3,930	4,220	6,342
Long - term and short-term deposits	375	225	109
Gross debt	9,742	22,349	26,443
Interest accrued related to financial liabilities	127	346	410
Fair value adjustment	—	31	29
Unamortised fair value adjustment under acquisition method of accounting	—	—	—
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	58	(78)	(106)
Derivatives not designated as hedges	3	72	259
Derivatives designated as hedges	2	84	89
Total other financial liabilities	9,932	22,804	27,124

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Average rates			Closing rates
	3Q15	3Q14	YoY	9M15	9M14	YoY	3Q15	2Q15	QoQ
Russian Ruble	62.98	36.19	74.0%	59.28	35.39	67.5%	66.24	55.52	19.3%
Euro	0.90	0.76	19.1%	0.90	0.74	21.6%	0.89	0.90	-0.4%
Algerian Dinar	102.93	80.27	28.2%	98.19	79.09	24.2%	106.21	99.13	7.1%
Pakistan Rupee	102.85	100.46	2.4%	102.03	100.75	1.3%	104.46	101.78	2.6%
Bangladeshi Taka	77.78	77.46	0.4%	77.80	77.56	0.3%	77.78	77.78	0.0%
Ukrainian Hryvnia	21.72	12.58	72.7%	21.49	11.06	94.3%	21.53	21.02	2.4%
Kazakh Tenge	216.92	182.52	18.8%	195.90	178.35	9.8%	270.40	186.20	45.2%
Uzbekistan Som	2,586.5	2,340.2	10.5%	2,520.4	2,283.9	10.4%	2,621.0	2,555.6	2.6%
Armenian Dram	479.30	408.48	17.3%	477.59	410.73	16.3%	473.71	472.53	0.2%
Kyrgyz Som	64.20	52.63	22.0%	61.86	52.54	17.7%	68.84	62.08	10.9%
Georgian Lari	2.32	1.75	33.2%	2.23	1.75	27.1%	2.38	2.25	5.9%

1)	Functional currency in Tajikistan is USD

ATTACHMENT E: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	9M15	9M14	YoY
Total Revenue	3,250	3,511	(7%)
EBITDA	1,230	1,386	(11%)
D&A	(391)	(914)	(4%)
EBIT	839	472	(26%)
Financial Income and expenses	(405)	(1,252)	n.m.
EBT	434	(780)	n.m.
Income Tax	(69)	119	n.m.
Net profit/(loss)	365	(661)	n.m.

VimpelCom Ltd. 3Q 2015 | 26

ATTACHMENT F: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue for ARPU calculation.

Data customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed data customers based on the number of active contracts signed, mobile data include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For Kazakhstan and Eurasia subsidiaries mobile data customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date. For Algeria data customers are 3G customers who have performed at least one mobile data event on 3G network in the previous four months.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period

VimpelCom Ltd. 3Q 2015 | 27

MFS (Mobile financial services): is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Algeria, Pakistan and Bangladesh units measure MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Eurasia based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 3Q 2015 | 28

© VimpelCom Ltd 2015

3Q15 Results Presentation

Amsterdam – November 6, 2015

Jean-Yves Charlier – CEO
Andrew Davies – CFO

VimpelCom

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1

3Q15 Results Presentation Amsterdam – November 6, 2015 Jean-Yves Charlier – CEO Andrew Davies – CFO

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company's anticipated performance for 2015, future market developments and trends. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; and government investigations and/or litigation with third parties (including with respect to the investigations by the U.S. and Dutch authorities relating primarily to VimpelCom’s business in Uzbekistan and prior dealings with Takilant). Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments.

3Q15 agenda

• Q&A	All

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3Q15 agenda Highlights Jean-Yves Charlier Performance by country Andrew Davies Group results and targets Andrew Davies Q&A All

Investigations by SEC/DOJ/OM As previously disclosed, the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) are conducting investigations relating primarily to VimpelCom Ltd.’s business in Uzbekistan and prior dealings with Takilant Ltd.   As announced in February of 2015, the Company has been exploring resolution of the Company’s potential liabilities. The Company continues to cooperate with the authorities Based on its ongoing assessment of the investigation during the third quarter of 2015, the Company has made a provision in the amount of USD 900 million in its third quarter financial statements The discussions with the authorities are ongoing and, until concluded, there can be no certainty as to the final cost to the Company of any such resolution or the nature, likelihood or timing of a definitive resolution At this time, the Company will make no further comments on the ongoing discussions

3Q15 highlights Reported net loss of USD 1,005 million, including exceptional items of USD 1,196 million: USD 916 million charges for investigations (USD 900 million) and other legal costs (USD 16 million) USD 236 million goodwill write off and tax reversal on Italy tower transaction USD 44 million transformation costs Underlying net income USD 191 million Service revenue back to growth (+1% YoY) with 22% mobile data revenue growth Good operational performance with continued improvements in most OpCo’s Dividend of 3.5 US cents per ADS, expected to be paid by December 7, 20151 Italy joint venture announced and preparation for the formal regulatory review process under way 2015 key targets confirmed 1 The record date for the Company’s shareholders entitled to receive the dividends has been set for November 23, 2015

3Q15 financial highlights 1 Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals 2 Underlying EBITDA and net result exclude the provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million; net income also excludes USD 236 million write off of goodwill and tax reversal on Italy tower transaction Service revenue (USD billion) 2.4 Net debt/ underlying2 LTM EBITDA Net income underlying2 (USD millions) EBITDA margin, underlying2 (%) Revenue in 3Q15 back to organic growth Results in line with management expectations 22% YoY mobile data revenue organic growth Underlying EBITDA margin decreased organically 1.1 p.p. YoY due mainly to currency headwinds in Russia 191 41.7 + 1% organic1 YoY - 32% reported YoY - - 1.1 p.p. organic YoY 1.2 p.p. reported YoY 1.3x + 83% YoY

Performance by country 3Q15

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Performance by country 3Q15

Russia: continued operational improvements

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

-2% YoY
71.0
66.2
69.6
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers
(million)

+3% YoY
57.3
59.0
3Q14
3Q15

EBITDA and EBITDA margin

-5% YoY
29.9
27.5
28.5
40.9%
40.5%
39.3%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

-16% YoY
14.6
12.4
24%
18%
3Q14
3Q15

Beeline™

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RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile Fixed-line -2% YoY EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Russia: continued operational improvements -16% YoY 71.0 69.6 +3% YoY 66.2 Mobile customers (million) Improving churn and customer growth YoY Mobile service revenue growth of 1% YoY Excluding currency headwinds, EBITDA would have been stable YoY with improved YoY EBITDA margin of 42.5% -5% YoY

Algeria: transformation program starting to deliver

DZD BILLION, UNLESS STATED OTHERWISE

Service revenue

-2% YoY
33.9
32.0
33.1
3Q14
2Q15
3Q15

Mobile customers

(million)

-4% YoY
17.6
16.9
3Q14
3Q15

EBITDA and EBITDA margin

+1% YoY
18.1
17.2
18.3
52.5%
49.8%
54.8%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

-50% YoY
6.8
3.4
20%
15%
3Q14
3Q15

DJEZZY

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Algeria: transformation program starting to deliver -4% YoY Service revenue positively impacted in 3Q15 by change in interconnect rates (+2%); underlying decline was 4% EBITDA Margin increased YoY mainly due to favorable change in interconnect rates Data revenue doubled YoY, with QoQ growth at 20% CAPEX decreased YoY because of the higher spending in 2014 due to start of the 3G roll out DZD BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue -2% YoY -50% YoY +1% YoY

Pakistan: revenue and EBITDA YoY growth

PKR BILLION, UNLESS STATED OTHERWISE

Service revenue

+6% YoY
23.1
24.9
24.5
3Q14
2Q15
3Q15

Mobile customers[1]

(million)

-9% YoY
38.7
35.2
3Q14
3Q15

EBITDA and EBITDA margin

+26% YoY
8.5
10.8
10.6
34.9%
41.3%
41.0%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

-33% YoY
9.9
6.7
35%
26%
3Q14
3Q15

Mobilink

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Pakistan: revenue and EBITDA YoY growth -33% YoY -9% YoY +26% YoY Mobilink has retained its market position in 3Q15 Strong YoY data revenue increase of 78% and MFS revenue increase of 61%. MFS represents 2.7% of service revenue Successfully growing EBITDA margin through performance transformation initiatives Widest 3G coverage and first operator to launch in 200 cities CAPEX decreased YoY due to the completion of modernization program finished at the end of 2014 PKR BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers1 (million) EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue 1 In 1H2015 as a result of SIM re-verification 5.6 million customers blocked +6% YoY

Bangladesh: continued strong performance

BDT BILLION, UNLESS STATED OTHERWISE

Service revenue
+8% YoY
10.9
11.6
11.8
3Q14
2Q15
3Q15

Mobile customers
(million)
+7% YoY
30.2
32.3
3Q14
3Q15

EBITDA and
EBITDA margin
+22% YoY
4.4
4.9
5.3
39.7%
41.9%
44.7%
3Q14
2Q15
3Q15

CAPEX excl. licenses and
LTM CAPEX/revenue
-2% YoY
3.9
3.8
39%
25%
3Q14
3Q15

© VimpelCom Ltd 2015

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Continued lead in NPS Sustained strong growth in data revenue of 82% YoY Continued improvement in underlying EBITDA margin to 43.5%; one-offs were mainly related to reversal of certain provisions on handsets and utility costs Expanding 3G coverage (currently at 31% of population) Bangladesh: continued strong performance -2% YoY +7% YoY BDT BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) +8% YoY +22% YoY

Ukraine: robust results supported by successful 3G launch

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

+14% YoY
3.2
3.3
3.6
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers
(million)

-2% YoY
26.3
25.7
3Q14
3Q15

EBITDA and EBITDA margin

+28% YoY
1.4
45.5%
1.5
45.6%
1.8
51.0%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

+75% YoY
0.4
13%
0.8
25%
3Q14
3Q15

KYIVSTAR

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+14% YoY Ukraine: robust results supported by successful 3G launch +75% YoY -2% YoY 3.2 3.3 3.6 Market leadership continues to strengthen, notwithstanding the macro environment Successful 3G launch, ahead of competition and offering widest coverage Strong YoY growth in mobile data revenues Robust mobile service revenue growth driven by higher interconnect revenue and 3G launch Significant EBITDA growth driven by revenue growth and cost efficiencies UAH BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line +28% YoY

Kazakhstan: heightened competitive pressure

KZT BILLION, UNLESS STATED OTHERWISE

Service revenue
-9% YoY
35.9
31.4
32.8
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers
(million)
-1% YoY
9.8
9.8
3Q14
3Q15

EBITDA and
EBITDA margin
-19% YoY
17.3
15.3
14.1
48.3%
48.6%
42.5%
3Q14
2Q15
3Q15

CAPEX excl. licenses and
LTM CAPEX/revenue
-16% YoY
4.8
4.0
14%
15%
3Q14
3Q15

Beeline™

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Mobile Fixed-line Kazakhstan: heightened competitive pressure -1% YoY 35.9 31.4 32.8 -16% YoY Mobile service revenue decreased by 5% YoY, excluding MTR reductions Excluding currency headwinds, EBITDA would have declined 8% YoY Beeline continues to gain market share, despite intensifying competition Continued competitive environment expected KZT BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) -9% YoY -19% YoY

Italy: solid performance driven by mobile data

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-3% YoY
1,054
998
1,024
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers
(million)

-2% YoY
21.8
21.3
3Q14
3Q15

EBITDA and EBITDA margin

-18% YoY (reported)
-7% YoY (underlying)[1]
521
397
427
42.7%
36.7%
39.1%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

-9% YoY
187
170
17%
18%
3Q14
3Q15

WIND

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Mobile Fixed-line Italy: solid performance driven by mobile data -9% YoY -18% YoY (reported) -7% YoY (underlying)1 -2% YoY 1,054 998 1,024 Mobile service revenue trend shows further sequential improvement: -1.5% YoY (2Q15 -2.2%, 1Q15 -3.3%) Double digit growth in mobile internet revenue, +13% YoY, driven by a 12% data user increase to over 11 mln Fixed broadband customer base +5% YoY with dual-play customers +8% YoY 1 Excluding settlements from 3Q14 and tower transaction impact from 3Q15 the underlying EBITDA decreased 7% YoY -3% YoY Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) EUR MILLION, UNLESS STATED OTHERWISE

Group results 3Q15

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Group results 3Q15

Group results 3Q15 - overview

Service revenue YoY organic[1] development

2.2%
0.7%
-1.6%
-3.0%
-2.6%
-0.2%
-0.6%
1Q 14/13
2Q 14/13
3Q 14/13
4Q 14/13
1Q 15/14
2Q 15/14
3Q 15/14

Underlying[2] EBITDA Margin development

Capex/revenue (LTM) development

19%
21%
22%
21%
20%
19%
19%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

OCF Margin = (EBITDA – CAPEX)/revenue

27.8%
20.0%
21.9%
9.9%
31.4%
23.4%
23.0%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

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Group results 3Q15 - overview Service revenue YoY organic1 development Capex/revenue (LTM) development OCF Margin = (EBITDA – CAPEX)/revenue Underlying2 EBITDA Margin development 1 Revenue organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals 2 Underlying EBITDA Margin excludes nonrecurring costs of USD 50 million due to Algeria transaction in 4Q14 and the provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million

3Q15 revenue composition and dynamics

-31.7%
3,462
(24)
3,438
(99)
97
17
10
3,463
(1,099)
2,364
Reported revenue decline…
Service revenue 3Q14
Disposals¹
Service revenue 3Q14 excl. disposals
Voice
Data and MFS
Interconnect and roaming
Other
Organic service revenue 3Q15
FOREX
Service revenue 3Q15

+0.7%
3,462
(24)
3,438
(39)
16
13
35
3,463
(1,099)
2,364
…organic revenue growth
Service revenue 3Q14
Disposals¹
Service revenue 3Q14 excl. disposals
Russia
Emerging Markets
Eurasia
Other & intercompany
Organic service revenue 3Q15
FOREX
Service revenue 3Q15

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3Q15 revenue composition and dynamics …organic revenue growth 1 Organic growth excludes CAR and Burundi contribution in Service revenue 3Q14, due to disposal in 4Q14 -31.7% Reported revenue decline… +0.7% 1 1

3Q15 EBITDA composition and dynamics

-1,462
1,520
(7)
1,513
25
6
5
(10)
3
(32)
(14)
(960)
(477)
58
Reported EBITDA decline…
EBITDA 3Q14
Disposals 1
EBITDA 3Q14 excl. disposals
Service revenue
Other revenue
Service costs
Customer associated costs
Network and IT costs
HR costs
Other structural OPEX
Exceptionals 2
FOREX
EBITDA 3Q15

-1.1%
1,520
(7)
1,513
(39)
37
(11)
(3)
1,495
(960)
(477)
58
…underlying2 EBITDA broadly stable organically
EBITDA 3Q14
Disposals1
EBITDA 3Q14 excl. disposals
Russia
Emerging markets
Eurasia
Other & HQ
Underlying organic EBITDA 3Q15
Exceptionals2
FOREX
EBITDA 3Q15

18

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…underlying2 EBITDA broadly stable organically 3Q15 EBITDA composition and dynamics 1 Organic growth excludes CAR and Burundi contribution in Service revenue 3Q14, due to disposal in 4Q14 2 Exceptionals of USD 960 million in 3Q15 consist of the provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million -1,462 Reported EBITDA decline… 2 EBITDA 3Q15 FOREX Other & HQ Eurasia Emerging markets Russia EBITDA 3Q14 1,520 (3) 37 (11) (39) -1.1% Underlying organic EBITDA 3Q15 1,495 Exceptionals2 (960) 58 (477) 1,520 58 (7) EBITDA 3Q14 excl. disposals 1,513 Disposals1 1,513 1 (7)

3Q15 income statement In 3Q15 local currencies depreciation offset by higher depreciation in Pakistan, due to the equipment swap. In 3Q14 gain of USD 110 million booked from the sale of Wind Canada Significantly lower due to refinancing activities and the positive effect of the ruble weakening against the US dollar Lower profits before tax, also in 3Q14 the tax expense was effected by non-tax deductible items and non-cash tax charges of USD 110 million as a direct result of the Algerian transaction, which became due upon closing of the deal Significantly lower financial expenses due to the refinancing of WIND Italy, offset by a USD 236 million charge arising from the treatment of the Italian towers transaction as a sale of business which requires the Group to expense a proportionate amount of both goodwill and cumulative foreign exchange translation adjustments USD million 3Q15 3Q14 YoY Revenue 2,442 3,544 (31%) EBITDA reported 58 1,520 n.m. D&A and other (538) (647) (17%) EBIT (480) 873 n.m. Net financial expenses (188) (272) (31%) FOREX and Other (166) (174) (5%) Profit before tax (834) 427 n.m. Tax (13) (197) (94%) Profit for the period (847) 230 n.m. Profit / (loss) from discontinued operations (123) (207) n.m. Non-controlling interest (35) 82 n.m. Net income (1,005) 105 n.m. Underlying1 net income 191 105 83% 1 Underlying net income excludes provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million and USD 236 million write off of goodwill and tax reversal on Italy tower transaction

3Q15 cash flow statement USD million 3Q15 3Q14 YoY EBITDA 58 1,520 (1,462) Changes in working capital and other 1,053 178 875 Net interest paid (206) (305) 99 Income tax paid (99) (139) 40 Net operating cash flow from discontinued operations 283 356 (73) Net cash from operating activities 1,089 1,610 (521) Net investing cash flow from continued operations (739) (567) (172) Net investing cash flow from discontinued operations (189) (234) 45 Net cash used in investing activities (928) (801) (127) Net financing cash flow from continued operations (186) 392 (578) Net financing cash flow from discontinued operations (13) (482) 469 Net cash flow from financing activities (199) (90) (109) Net (decrease)/increase in cash and cash equivalents (38) 719 (757) Decrease in Capex offset by deposit outflows. 3Q14 benefitted from deposit inflows and sale of WIND Canada Result of refinancing activity Decrease due to lower profit Mainly due to FOREX and exceptionals 3Q15 increase is mainly explained by dividend payments to non-controlling interests. 3Q14 explained by WIND refinancing, the drawdown of VimpelCom RCF and bond repayment in Russia 3Q14 influenced by WIND refinancing fees and costs Impact of provisions

3Q15 net debt evolution

17,904
(12,075)
5,830
(58)
(1,053)
206
99
537
(123)
5,437
Net Debt 30 June 2015 (incl. Italy)
Italy (Held for Sale)
Net Debt 30 June 2015
EBITDA
Change in WC
Net Interest
Taxes
CAPEX
FOREX and Other
Net Debt 30 Sept 2015

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3Q15 net debt evolution 1 Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction in 4Q14 and provisions for investigations (related to SEC/DOJ/OM) and other legal costs of USD 916 million, as well as transformation costs of USD 44 million in 3Q15 Net Debt LTM EBITDA1 2.6x 1.3x 1.3x

2015 key targets confirmed Service Revenue EBITDA Margin2 Targets 20151 Flat to low single digit decline YoY Flat to minus one p.p. YoY CAPEX / Revenue 18-20% Leverage (Net Debt / EBITDA) ~1.6x 1 Key targets for 2015 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets are also adjusted for Italy classified as asset held for sale 2 EBITDA Margin at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting, other one-off charges and constant number of shares

Conclusion

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Conclusion Continued improvements in operational performance Exceptional items caused net loss in 3Q15 2015 key targets confirmed

Q&A

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Q&A

Further information

Investor Relations

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

Visit our awards winning website
▶ **www.vimpelcom.com** ◀

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Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com Visit our awards winning website www.vimpelcom.com No.1 CORPORATE WEBSITE 2014 -2015 in the Netherlands

Appendix

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Appendix

Uzbekistan: solid results

UZS BILLION, UNLESS STATED OTHERWISE

Service revenue

+7% YoY
445
442
478
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers

(million)

-3% YoY
10.5
10.2
3Q14
3Q15

EBITDA and EBITDA margin

+0.5% YoY
296
284
297 1
66.5%
64.3%
62.0%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

+84% YoY
47
87
5%
9%
3Q14
3Q15

Beeline

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Mobile Fixed-line Uzbekistan: solid results +84% YoY -3% YoY 445 442 478 +0.5% YoY Healthy growth in mobile service revenue of 8% YoY Annualized churn improved 2 percentage points to 47% Rational competition from 3rd and 4th entrant UZS BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) +7% YoY 1 1 3Q15 EBITDA and EBITDA adjusted for a provision of UZS 42 billion (USD 16 million), which relates to a court case

Armenia: strengthened market position

AMD BILLION, UNLESS STATED OTHERWISE

Service revenue

-12% YoY
15.6
12.9
13.9
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers

(million)

+13% YoY
0.75
0.84
3Q14
3Q15

EBITDA and EBITDA margin

-1% YoY
6.0
5.4
5.9
37.7%
40.5%
40.7%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

+13% YoY
2.0
2.2
9%
13%
3Q14
3Q15

Beeline™

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Mobile Fixed-line Armenia: strengthened market position +13% YoY +13% YoY 15.6 12.9 13.9 -1% YoY Growing customer and revenue market share Mobile data revenue growth of 21% YoY driven by promotion of data bundles -12% YoY AMD BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million)

Kyrgyzstan: clear market leader

KGS BILLION, UNLESS STATED OTHERWISE

Service revenue

+8% YoY
2.7
2.6
2.9
3Q14
2Q15
3Q15
Mobile

Mobile customers
(million)

+2% YoY
2.7
2.7
3Q14
3Q15

EBITDA and EBITDA margin

+17% YoY
1.4
1.4
1.6
52.9%
56.1%
56.9%
3Q14
2Q15
3Q15

CAPEX and LTM CAPEX/revenue

+62% YoY
0.4
0.7
14%
12%
3Q14
3Q15

Beeline™

VimpelCom

© VimpelCom Ltd 2015

29

Mobile Kyrgyzstan: clear market leader +62% YoY +2% YoY 2.7 2.6 2.9 +17% YoY Clear market leader, #1 in NPS as a result of network quality and value proposition Mobile data revenue growth of 32% YoY +8% YoY KGS BILLION, UNLESS STATED OTHERWISE Service revenue EBITDA and EBITDA margin CAPEX and LTM CAPEX/revenue Mobile customers (million)

Tajikistan: challenging environment

USD MILLION, UNLESS STATED OTHERWISE
Service revenue
-16% YoY
41
30
35
3Q14
2Q15
3Q15
Mobile
Mobile customers
(million)
-8% YoY
1.3
1.2
3Q14
3Q15
EBITDA and
EBITDA margin
+23% YoY
20
18
25
49.9%
61.0%
72.7%
3Q14
2Q15
3Q15
CAPEX and
LTM CAPEX/revenue
+22% YoY
1.4
1.7
8%
14%
3Q14
3Q15

Beeline™

© VimpelCom Ltd 2015

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Focusing Locally · Empowering People · Connecting Globally

30

Mobile Tajikistan: challenging environment +22% YoY -8% YoY 41 30 35 +23% YoY Network quality improved Lower incoming international traffic due to less migrants living abroad -16% YoY Service revenue EBITDA and EBITDA margin CAPEX and LTM CAPEX/revenue Mobile customers (million) USD MILLION, UNLESS STATED OTHERWISE

Georgia: continued pressure on results

GEL MILLION, UNLESS STATED OTHERWISE

Service revenue

-5% YoY
37
34
35
3Q14
2Q15
3Q15
Mobile
Fixed-line

Mobile customers

(million)

+10% YoY
1.3
1.4
3Q14
3Q15

EBITDA and EBITDA margin

-34% YoY
10
7
7
27.7%
21.6%
19.2%
3Q14
2Q15
3Q15

CAPEX excl. licenses and LTM CAPEX/revenue

+13% YoY
10
11
17%
32%
3Q14
3Q15

Beeline™

VimpelCom

Focusing Locally · Empowering People · Connecting Globally

© VimpelCom Ltd 2015

31

Mobile Fixed-line Georgia: continued pressure on results +13% YoY +10% YoY 37 34 35 -34% YoY Service revenue pressure mainly due to cancellation of the asymmetrical MTR Mobile data revenue growth of 15% YoY driven by 4G/LTE launch -5% YoY Service revenue EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) GEL MILLION, UNLESS STATED OTHERWISE

Italy: debt   As at 30 September 2015, EUR million (unless otherwise stated) Outstanding debt (millions) Type of debt/lender Entity Bonds Loans RCF Vendor Financing Other Total WIND Telecomunicazioni S.p.A. - 830 - - 19 849 WIND Acquisition Finance S.A. 10,047 - - - - 10,047 Gross Debt 10,047 830 - - 19 10,896 Net Debt           10,740 Gross debt (USD)           12,179 Net Debt (USD)           12,004

Reduced net debt offset by FOREX impact on EBITDA

Net debt / underlying LTM EBITDA

June 30, 2015

2.6
1.3
Excluding Italy
Group

September 30, 2015

2.8
1.3
Excluding Italy
Group

© VimpelCom Ltd 2015

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Reduced net debt offset by FOREX impact on EBITDA September 30, 2015 June 30, 2015 Net debt / underlying LTM EBITDA

Credit facilities

Available RCF headroom at the end 3Q15:

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VimpelCom
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Credit facilities Available RCF headroom at the end 3Q15: VimpelCom USD 1.8 billion PJSC VimpelCom USD 0.2 billion (RUB 15 billion) Available VF/CF headroom at the end 3Q15: VimpelCom – CDB/BoC USD 1.0 billion Algeria - syndicate USD 0.3 billion (DZD 32 billion)

Debt maturity profile

As at 30 September 2015, in USD billion

Group debt maturity schedule by Business Units

Russia
GTH
HQ
0.8
1.5
2.1
1.1
1.2
0.1
0.7
1.3
1.0
2015
2016
2017
2018
2019
2020
2021
2022
>2022

Group debt maturity schedule by currency[1]

[1] *After effect of cross currency swaps*

© VimpelCom Ltd 2015

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35

Debt maturity profile Group debt maturity schedule by currency1 As at 30 September 2015, in USD billion Group debt maturity schedule by Business Units 1 After effect of cross currency swaps   2015 2016 2017 2018 2019 2020 2021 2022 >2022   USD 0.1 0.7 1.5 0.6 1.0 0.1 0.7 1.3 1.0 71% RUB 0.5 0.5 0.4 0.3 0.0 0.0 0.0 0.0 0.0 18% Other 0.2 0.3 0.2 0.2 0.2 0.0 0.0 0.0 0.0 11%

  Debt by entity As at 30 September 2015, USD million Outstanding debt (millions) Type of debt/lender Entity Bonds Loans RCF Vendor Financing Other Total VimpelCom Holdings B.V. 3,364 - - - - 3,364 VimpelCom Amsterdam B.V. - 1,000 - 679 - 1,679 PJSC VimpelCom 1,985 1,128 - 133 38 3,284 Pakistan Mobile Communications Limited 79 316 - - 2 397 Banglalink Digital Communications Ltd. 300  124 -  - 15 439 Omnium Telecom Algeria S.p.A. - 518 - - 0 518 KaR-Tel LLP - 23 - - - 23 Others - 19 - 9 10 38 Total 5,727 3,122 - 821 72 9,742

FOREX rates used in annual targets for 2015

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Currency FX rates versus USD Algeria DZD 92.0 Armenia AMD 415.0 Bangladesh BDT 79.0 Egypt EGP 7.5 Georgia GEL 1.8 Italy EUR 0.91 Kazakhstan KZT 190.0 Kyrgyzstan KGS 55.0 Pakistan PKR 105.0 Russia RUB 70.0 Ukraine UAH 25.0 FOREX rates used in annual targets for 2015

Source: National Banks of the respective countries, Company calculations FOREX development Rates of functional currency to USD Average rates Average rates Closing rates 3Q15 3Q14 YoY 9M15 9M14 YoY 3Q15 2Q15 QoQ Russian Ruble 62.978400000000001 36.190899999999999 0.74017225324598179 59.277700000000003 35.387799999999999 0.67508858985300035 66.236699999999999 55.524000000000001 0.19293818889129022 Euro 0.89910000000000001 0.755 0.19086092715231784 0.8972 0.73809999999999998 0.21555344804227072 0.89470000000000005 0.89790000000000003 -0.4% Algerian Dinar 102.9344 80.267600000000002 0.28239040409829119 98.188599999999994 79.087299999999999 0.2415217108182981 106.206 99.131200000000007 7.1% Pakistan Rupee 102.8501 100.4559 2.4% 102.0341 100.749 1.3% 104.46 101.77500000000001 2.6% Bangladeshi Taka 77.775599999999997 77.459400000000002 .4% 77.804299999999998 77.564400000000006 .3% 77.775000000000006 77.775000000000006 0.0% Ukrainian Hryvnia 21.721900000000002 12.577199999999999 0.72708551982953296 21.485199999999999 11.0589 0.94279720406188683 21.5275 21.0154 2.4% Kazakh Tenge 216.91630000000001 182.5162 0.18847696807187542 195.90369999999999 178.35130000000001 9.8% 270.39999999999998 186.2 0.45220193340494097 Uzbekistan Som 2,586.4960999999998 2,340.2332999999999 0.10523002129744929 2,520.4038 2,283.8618000000001 0.10357106546464401 2,621 2,555.6 2.6% Armenian Dram 479.30470000000003 408.48239999999998 0.17337907337011349 477.58620000000002 410.7321 0.16276814010884477 473.71 472.53 .2% Kyrgyz Som 64.202200000000005 52.631999999999998 0.2198320413436694 61.8598 52.542200000000001 0.17733555123310407 68.835899999999995 62.078800000000001 0.10884714266383999 Georgian Lari 2.3241000000000001 1.7452000000000001 0.33170983268393295 2.2271000000000001 1.7524 0.27088564254736358 2.3816000000000002 2.2483 5.9% Average rates Average rates Closing rates 3Q15 3Q14 YoY 9M15 9M14 YoY 3Q15 2Q15 QoQ Russian Ruble 62.978400000000001 36.190899999999999 0.74017225324598179 59.277700000000003 35.387799999999999 0.67508858985300035 66.236699999999999 55.524000000000001 0.19293818889129022 Euro 0.89910000000000001 0.755 0.19086092715231784 0.8972 0.73809999999999998 0.21555344804227072 0.89470000000000005 0.89790000000000003 -0.4% Algerian Dinar 102.9344 80.267600000000002 0.28239040409829119 98.188599999999994 79.087299999999999 0.2415217108182981 106.206 99.131200000000007 7.1% Pakistan Rupee 102.8501 100.4559 2.4% 102.0341 100.749 1.3% 104.46 101.77500000000001 2.6% Bangladeshi Taka 77.775599999999997 77.459400000000002 .4% 77.804299999999998 77.564400000000006 .3% 77.775000000000006 77.775000000000006 0.0% Ukrainian Hryvnia 21.721900000000002 12.577199999999999 0.72708551982953296 21.485199999999999 11.0589 0.94279720406188683 21.5275 21.0154 2.4% Kazakh Tenge 216.91630000000001 182.5162 0.18847696807187542 195.90369999999999 178.35130000000001 9.8% 270.39999999999998 186.2 0.45220193340494097 Uzbekistan Som 2,586.4960999999998 2,340.2332999999999 0.10523002129744929 2,520.4038 2,283.8618000000001 0.10357106546464401 2,621 2,555.6 2.6% Armenian Dram 479.30470000000003 408.48239999999998 0.17337907337011349 477.58620000000002 410.7321 0.16276814010884477 473.71 472.53 .2% Kyrgyz Som 64.202200000000005 52.631999999999998 0.2198320413436694 61.8598 52.542200000000001 0.17733555123310407 68.835899999999995 62.078800000000001 0.10884714266383999 Georgian Lari 2.3241000000000001 1.7452000000000001 0.33170983268393295 2.2271000000000001 1.7524 0.27088564254736358 2.3816000000000002 2.2483 5.9%

Reconciliation of EBITDA USD mln 3Q15 3Q14 9M15 9M14 Unaudited EBITDA 57.996670282294303 1,519.8906104176199 2,064.1631904711999 4,485.575528507297 Depreciation -,402.14264444787597 -,507.62401501029802 -1,186.1855473912399 -1,574.21998062749 Amortization -,126.747913464768 -,176.67460385842298 -,388.7955411352702 -,516.50695788461303 Impairment loss 2.5384073695219898 58.100874599636803 -,109.150290076647 60.972607053610105 Loss on disposals of non-current assets -12.492663490366699 -19.680870608954002 -22.7324943941844 -46.2987800743376 EBIT -,479.84814375119799 873.01199553955701 358.01530449559698 2,409.44413178703 Financial Income and Expenses -,188 -,272 -,592 -,804 - including finance income 10.762353137698101 23.811108136839898 35.238582147692597 47.719996723729601 - including finance costs -,198.647373547359 -,296 -,627.48836787914593 -,852 Net foreign exchange (loss)/gain and others -,166 -,174 -,279 -,297 - including Other non-operating (losses)/gains 45.369353922751628 -3 -30.544625003072603 -24 - including Shares of loss of associates and joint ventures accounted for using the equity method 2.4769075509801 1.1567895575881531 13.3101009519889 -42.4845870721743 - including Net foreign exchange gain -,212.607766730158 -,171.96735387400599 -,260.63594474042401 -,230.88904404883002 EBT -,834.49466941727997 427.13225409750498 -,513.10495002736297 1,308.1865374735798 Income tax expense 13.084268830134 197.240066538674 147.87770947110201 564.370428688424 Profit/ (loss) from discontinued operations -,123.40161752819601 -,207 10.192766137604199 -,589.64237100014998 Profit/(loss) for the year -,969.98055577561297 23 -,650.7898933608609 154.173737785009 Profit/(loss) for the year attributable to non-controlling interest 35.214804913355898 -81.934588476692198 62.1144916256602 -89.647195502984303 Profit for the year attributable to the owners of the parent -1,005.1953606889699 105 -,712.90438498652099 243.820933287994 USD mln 3Q15 3Q14 9M15 9M14 Unaudited EBITDA 57.996670282294303 1,519.8906104176199 2,064.1631904711999 4,485.575528507297 Depreciation -,402.14264444787597 -,507.62401501029802 -1,186.1855473912399 -1,574.21998062749 Amortization -,126.747913464768 -,176.67460385842298 -,388.7955411352702 -,516.50695788461303 Impairment loss 2.5384073695219898 58.100874599636803 -,109.150290076647 60.972607053610105 Loss on disposals of non-current assets -12.492663490366699 -19.680870608954002 -22.7324943941844 -46.2987800743376 EBIT -,479.84814375119799 873.01199553955701 358.01530449559698 2,409.44413178703 Financial Income and Expenses -,188 -,272 -,592 -,804 - including finance income 10.762353137698101 23.811108136839898 35.238582147692597 47.719996723729601 - including finance costs -,198.647373547359 -,296 -,627.48836787914593 -,852 Net foreign exchange (loss)/gain and others -,166 -,174 -,279 -,297 - including Other non-operating (losses)/gains 45.369353922751628 -3 -30.544625003072603 -24 - including Shares of loss of associates and joint ventures accounted for using the equity method 2.4769075509801 1.1567895575881531 13.3101009519889 -42.4845870721743 - including Net foreign exchange gain -,212.607766730158 -,171.96735387400599 -,260.63594474042401 -,230.88904404883002 EBT -,834.49466941727997 427.13225409750498 -,513.10495002736297 1,308.1865374735798 Income tax expense 13.084268830134 197.240066538674 147.87770947110201 564.370428688424 Profit/ (loss) from discontinued operations -,123.40161752819601 -,207 10.192766137604199 -,589.64237100014998 Profit/(loss) for the year -,969.98055577561297 23 -,650.7898933608609 154.173737785009 Profit/(loss) for the year attributable to non-controlling interest 35.214804913355898 -81.934588476692198 62.1144916256602 -89.647195502984303 Profit for the year attributable to the owners of the parent -1,005.1953606889699 105 -,712.90438498652099 243.820933287994

Reconciliation of consolidated net debt USD mln 30 September 2015 30 June 2015 31 December 2014 Net debt 5,437 17,904 19,992 Cash and cash equivalents 3,930 4,220 6,342 Long - term and short-term deposits 375 225 109 Gross debt 9,742 22,349 26,443 Interest accrued related to financial liabilities 127 346 410 Fair value adjustment - 31 29 Unamortised fair value adjustment under acquisition method of accounting - - - Other unamortised adjustments to financial liabilities (fees, discounts etc.) 58 (78) (106) Derivatives not designated as hedges 3 72   259 Derivatives designated as hedges 2 84   89 Total other financial liabilities 9,932 22,804 27,124 Reconciliation of consolidated net debt

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

Customers

BU Russia

Russia

BU Italy

Italy

BU Algaria

Algeria

BU Pakistan

Pakistan

BU Bangladesh

Bangladesh

BU Ukraine

Ukraine

BU Kazakhstan

Kazakhstan

BU Eurasia

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Laos

Average and closing rates of functional currencies to USD

		Average rates			Average rates			Closing rates
		3Q15	3Q14	YoY	9M15	9M14	YoY	3Q15	2Q15	Delta
Russian Ruble	RUB	62.98	36.19	74.0%	59.28	35.39	67.5%	66.24	55.52	19.3%
Euro	EUR	0.90	0.76	19.1%	0.90	0.74	21.6%	0.89	0.90	(0.4%)
Algerian Dinar	DZD	102.93	80.27	28.2%	98.19	79.09	24.2%	106.21	99.13	7.1%
Pakistan Rupee	PKR	102.85	100.46	2.4%	102.03	100.75	1.3%	104.46	101.78	2.6%
Bangladeshi Taka	BDT	77.78	77.46	0.4%	77.80	77.56	0.3%	77.78	77.78	0.0%
Ukrainian Hryvnia	UAH	21.72	12.58	72.7%	21.49	11.06	94.3%	21.53	21.02	2.4%
Kazakh Tenge	KZT	216.92	182.52	18.8%	195.90	178.35	9.8%	270.40	186.20	45.2%
Uzbekistan Som	UZS	2,586	2,340	10.5%	2,520	2,284	10.4%	2,621	2,556	2.6%
Armenian Dram	AMD	479.30	408.48	17.3%	477.59	410.73	16.3%	473.71	472.53	0.2%
Kyrgyz Som	KGS	64.20	52.63	22.0%	61.86	52.54	17.7%	68.84	62.08	10.9%
Georgian Lari	GEL	2.32	1.75	33.2%	2.23	1.75	27.1%	2.38	2.25	5.9%

VimpelCom Ltd. with Italy classified as held for sale from 3Q15 index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14 Pro Forma	2Q14 Pro Forma	3Q14 Pro Forma	4Q14 Pro Forma	1Q15 Pro Forma	2Q15 Pro Forma	3Q15	FY14
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	13,517
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	13,231
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	5,560
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	41.1%
EBIT	770	766	873	(536)	308	530	(480)	1,873
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	375
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	(645)
Capital expenditures (CAPEX)	542	1,082	758	848	266	597	464	3,230
CAPEX excluding licenses	532	768	744	838	212	468	457	2,882
CAPEX excluding licenses / revenue	15%	22%	21%	28%	9%	18%	19%	21%
Operating cash flow (EBITDA(6)-CAPEX excluding licenses)	963	702	776	237	725	601	561	2,677
OCF margin (%)	28%	20%	22%	8%	31%	23%	23%	20%

VimpelCom Ltd. before Italy was classified as held for sale

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13*	FY14
Total operating revenue	5,024	5,067	5,145	4,391	3,515	3,759		23,061	22,546	19,627
Service revenue	4,810	4,861	4,847	4,207	3,358	3,610		22,122	21,531	18,725
EBITDA	2,088	2,076	2,205	1,600	1,396	1,511		9,768	8,260	7,970
EBITDA margin (%)	41.6%	41.0%	42.9%	36.4%	39.7%	40.2%		42.4%	36.6%	40.6%
EBIT	924	938	1,143	(421)	879	646		4,171	346	2,586
Profit/(Loss) before tax	246	479	110	(1,016)	444	188		2,282	(2,024)	(181)
Net income/(loss)	38	100	104	(935)	184	108		1,539	(2,625)	(691)
Capital expenditures (CAPEX)	735	1,331	978	1,211	460	804		4,120	4,306	4,256
CAPEX excluding licenses	725	1,017	964	1,201	407	675		4,120	3,998	3,908
CAPEX excluding licenses / revenue	14%	20%	19%	27%	12%	18%		18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,363	1,059	1,241	399	989	836		5,648	4,262	4,062
OCF margin (%)	27%	21%	24%	9%	28%	22%		24%	19%	21%

* Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.
(6)	In 3Q15 the Company recorded the following exceptional items that effected EBITDA and net result:

EBITDA includes USD 916 million of provisions for investigations and other legal costs, as well as transformation costs of USD 44 million;

underlying net profit also includes USD 236 million write off of goodwill and tax reversal on Italy tower transaction

VimpelCom Ltd.

index page

(in millions)

Customers*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Russia	55.0	56.3	57.3	57.2	55.7	57.2	59.0	56.1	56.5	57.2
Algeria	17.4	17.1	17.6	17.7	17.1	17.1	16.9	16.7	17.6	17.7
Pakistan	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.1	37.6	38.5
Bangladesh	29.4	29.8	30.2	30.8	31.8	32.0	32.3	25.9	28.8	30.8
Ukraine	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.1	25.8	26.2
Kazakhstan	9.2	9.6	9.8	9.8	9.6	9.7	9.8	8.6	9.2	9.8
Uzbekistan	10.4	10.4	10.5	10.6	10.4	10.3	10.2	10.2	10.5	10.6
Armenia	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8
Tajikistan	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.1	1.3	1.3
Georgia	1.1	1.1	1.3	1.3	1.3	1.3	1.4	1.0	1.1	1.3
Kyrgystan	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.5	2.7	2.7
Laos	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.3	0.3	0.2
Total without Italy**							195.3
Italy	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.7	22.3	21.6
Total on combined basis	213.1	215.2	218.5	218.7	216.5	213.4	216.6	206.0	214.3	218.7

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe, customers for Algeria have been restated
**	Starting from 3Q15 Italian business is classified as held for sale

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	2,021	1,580	1,067	1,292	1,154	9,190	9,109	7,458
EBITDA	963	997	980	876	760	813	827	580	421	524	455	3,878	3,815	2,980
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	42.2%	41.9%	40.0%
Capital expenditures (CAPEX)	220	355	395	852	325	392	419	423	84	216	202	1,630	1,822	1,559
CAPEX excluding licenses	220	355	395	852	315	378	405	416	80	212	198	1,630	1,822	1,514
Operating cash flow (EBITDA-CAPEX excluding licenses)	743	642	585	24	445	435	422	164	341	312	257	2,248	1,993	1,466
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	10%	32%	24%	22%	24%	22%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenues	1,911	1,937	1,902	1,786	1,540	1,604	1,651	1,275	870	1,078	973	7,630	7,536	6,070
Service Revenue (Mobile)	1,776	1,833	1,854	1,730	1,500	1,569	1,600	1,208	839	1,043	930	7,278	7,193	5,877
Data Revenue (Mobile)	236	242	246	270	251	256	272	224	167	202	182	783	994	1,003
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	59.0	56.1	56.5	57.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	33.8	31.8	n.a.	n.a.	n.a.
ARPU (USD)	10.6	10.8	10.6	10.1	8.9	9.3	9.3	7.0	4.9	6.1	5.3	n.a.	n.a.	n.a.
MOU, min	277	294	290	293	287	310	311	316	303	320	319	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15%	14%	15%	18%	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	1,384	1,467	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	393	397	395	387	353	360	370	305	197	214	181	1,560	1,572	1,388
Service revenue	387	392	392	381	348	355	366	303	196	213	181	1,539	1,552	1,372
Broadband revenue	105	100	95	97	91	93	86	69	51	58	46	377	397	339
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.4	2.3	2.3
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	12.5	10.2	7.4	8.6	6.8	n.a.	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	83	69	50	57	45	369	385	330
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.3	2.3	2.3
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	12.5	10.3	7.4	8.6	6.8	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	73,082	73,947	66,276	68,035	72,369	285,375	289,910	281,899
EBITDA	29,292	31,519	32,131	28,479	26,548	28,468	29,878	27,042	26,130	27,536	28,466	120,478	121,421	111,936
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	42.2%	41.9%	39.7%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	15,147	20,970	5,425	11,396	12,645	50,699	58,792	61,309
CAPEX excluding licenses	6,711	11,264	12,946	27,871	11,145	13,218	14,631	20,494	5,165	11,164	12,358	50,699	58,792	59,488
Operating cash flow (EBITDA-CAPEX excluding licenses)	22,581	20,255	19,185	608	15,403	15,250	15,247	6,548	20,964	16,372	16,108	69,779	62,629	52,448
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	9%	32%	24%	22%	24%	22%	18%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	58,117	61,254	62,395	58,087	53,805	56,133	59,691	59,637	54,024	56,758	61,005	236,922	239,852	229,266
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	57,810	56,360	52,148	54,926	58,307	225,988	229,020	221,438
Data Revenue	7,194	7,649	8,054	8,792	8,755	8,957	9,829	10,523	10,362	10,634	11,442	24,330	31,689	38,064
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	59.0	56.1	56.5	57.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	33.8	31.8	n.a.	n.a.	n.a.
ARPU (RUB)	321	341	349	327	310	326	336	325	305	321	330	n.a.	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	316	303	320	319	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	16%	16%	13%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	1,384	1,467	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	13,391	14,309	12,252	11,278	11,364	48,453	50,058	52,632
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	13,228	14,217	12,200	11,235	11,327	47,814	49,413	52,064
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	3,103	3,230	3,168	3,060	2,869	11,719	12,632	12,771
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.4	2.3	2.3
Broadband ARPU (RUB)	440	443	443	451	457	474	454	477	459	451	428	n.a.	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	3,004	3,196	3,095	3,005	2,820	11,446	12,250	12,434
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.3	2.3	2.3
FTTB ARPU (RUB)	443	446	443	450	457	473	454	477	459	451	428	n.a.	n.a.	n.a.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	1,220	1,123	1,078	1,082	1,090	5,427	4,983	4,634
EBITDA	461	475	507	500	430	435	521	418	406	397	427	2,062	1,943	1,804
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	38.0%	39.0%	38.9%
Capital expenditures (CAPEX)*	298	183	153	291	137	173	187	261	172	186	170	1,000	924	758
CAPEX excluding licenses**	298	183	153	291	137	173	187	261	172	186	170	905	924	758
Operating cash flow (EBITDA-CAPEX excluding licenses)***	299	292	354	209	293	262	334	157	234	212	256	1,157	1,154	1,046
OCF margin (%)	24%	23%	28%	17%	26%	23%	27%	14%	22%	20%	24%	21%	23%	23%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	888	927	926	907	827	832	848	820	781	800	818	3,958	3,648	3,327
Service revenue	815	828	839	800	729	737	763	746	705	720	752	3,677	3,282	2,975
Data Revenue	106	116	134	131	132	137	152	152	154	159	172	361	488	573
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.7	22.3	21.6
Data customers (mln)****	6.7	7.6	8.2	8.8	9.3	9.7	10.2	10.2	10.9	11.0	11.3	5.8	8.8	10.2
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	11.6	11.4	10.9	11.2	11.6	n.a.	n.a.	n.a.
of which :
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	7.0	6.9	6.3	6.6	6.7	n.a.	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	4.6	4.5	4.5	4.6	4.9	n.a.	n.a.	n.a.
MOU (min.)	216	233	240	256	254	261	262	274	267	268	263	n.a.	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	17,150	17,819	17,188	17,538	16,853	n.a.	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	341	339	325	330	316	314	372	302	297	283	272	1,470	1,335	1,304
Service revenue	332	330	312	320	306	303	291	292	278	277	272	1,376	1,295	1,192
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	2.9	2.8	2.8	2.8	2.8	3.1	3.0	2.8
of which :
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.4	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.6	0.5	0.4
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	29.0	28.7	27.9	27.9	27.8	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	2,616	3,292	3,137	2,819	2,357	n.a.	n.a.	n.a.
Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2	2.2
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.2	2.2
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	21.4	21.6	21.1	21.2	21.1	n.a.	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	2.0	2.0	2.0	1.8	1.9	1.9

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile data include customers that have performed at least one mobile Internet event in the previous month

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,213	1,198	1,212	n.a.	n.a.	n.a.
EBITDA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	459	444	478	n.a.	n.a.	n.a.
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	39.1%	n.a.	n.a.	n.a.
Capital expenditures (CAPEX)*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	192	n.a.	n.a.	n.a.
CAPEX excluding licenses**	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	192	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)***	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	265	237	286	n.a.	n.a.	n.a.
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22%	20%	24%	n.a.	n.a.	n.a.

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	910	n.a.	n.a.	n.a.
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	836	n.a.	n.a.	n.a.
Data Revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	167	178	67	n.a.	n.a.	n.a.
Customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	19.2	19.1	21.3	n.a.	n.a.	n.a.
Data customers (mln)****	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	10.9	11.0	11.3	n.a.	n.a.	n.a.
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.8	12.6	13.0	n.a.	n.a.	n.a.
of which :	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.				n.a.	n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	6.9	7.4	7.5	n.a.	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.9	5.2	5.5	n.a.	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	267	275	263	n.a.	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	17,188	17,538	16,853	n.a.	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	27.9%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	334	313	302	n.a.	n.a.	n.a.
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	313	307	303	n.a.	n.a.	n.a.
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.8	2.8	2.8	n.a.	n.a.	n.a.
of which :
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.4	2.4	2.4	n.a.	n.a.	n.a.
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.4	0.4	0.4	n.a.	n.a.	n.a.
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	30.2	31.4	31.3	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	3,137	2,819	2,357	n.a.	n.a.	n.a.
Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.3	n.a.	n.a.	n.a.
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.2	n.a.	n.a.	n.a.
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22.8	23.8	23.8	n.a.	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.0	2.0	2.0	n.a.	n.a.	n.a.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14***	1Q15	2Q15	3Q15	FY12	FY13*	FY14***
Total operating revenue	434	464	450	448	429	437	429	396	323	328	325	1,841	1,796	1,690
Service revenue	432	463	449	447	428	434	422	393	320	326	321	1,841	1,791	1,678
EBITDA	256	279	258	261	247	238	225	198	169	175	178	1,094	1,054	907
EBITDA margin (%)	59.1%	60.1%	57.2%	60.1%	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	59.5%	59.1%	53.5%
Capital expenditures (CAPEX)	9	17	7	89	60	162	84	109	45	46	33	47	122	415
CAPEX excluding licenses	9	17	7	51	60	162	84	109	45	46	33	47	84	415
Data Revenue	1.8	2.0	2.5	2.1	2.6	2.4	9.1	7.8	8.0	11.5	13.1	5.8	8.4	22
Customers (mln)**	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	17.0	16.7	17.6	17.7
ARPU (USD)	8.6	9.2	8.4	8.6	8.1	8.3	7.9	7.4	6.1	6.3	6.1	n.a.	n.a.	n.a.
MOU billed (min)	263	278	216	211	215	218	213	204	196	218	200	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	5.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	398	376	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	248	262	251	210	187	76	141	116	124	129	145	1,047	971	520
OCF margin (%)	57%	56%	56%	47%	44%	17%	33%	29%	38%	39%	45%	57%	54%	31%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	34.1	36.7	36.2	36.0	33.5	34.5	34.4	33.7	30.0	32.2	33	143.1	142.8	136
Service revenue	34.0	36.6	36.0	36.0	33.4	34.3	33.9	33.5	29.8	32.0	33	143.2	142.7	135
EBITDA	20.2	22.0	21.0	22.0	19.2	18.8	18.1	16.8	15.7	17.2	18	85.0	85.0	73
EBITDA margin (%)	59.2%	60.1%	57.2%	60.1%	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	59.4%	59.1%	53.5%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3	n.a.	n.a.	n.a.
Data Revenue	0.1	0.2	0.2	0.2	0.2	0.2	0.5	0.7	0.7	1.1	1.4	0.5	0.7	1.6
Customers (mln)**	16.6	16.8	17.0	17.6	17.4	17.1	17.6	17.7	17.1	17.1	17.0	16.7	17.6	17.7
ARPU (DZD)	677	727	680	689	631	657	648	633	569	620	620.1	n.a.	n.a.	n.a.
MOU billed (min)	263	278	216	211	215	205	213	204	196	200	200	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	5.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	398	376	n.a.	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off provisions related to the 51% sale in Algeria
**	Customer base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue and restated in 1Q14-1Q15 to align with three month active definition This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.
***	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	278	289	259	240	251	268	241	251	249	257	252	1,132	1,066	1,010
Service revenue	268	280	250	231	241	256	230	239	236	244	238	1,123	1,029	966
EBITDA	117	125	111	89	99	104	84	99	96	106	103	488	442	386
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	9	39	52	90	55	410	97	89	26	79	65	173	190	651
CAPEX excluding licenses	9	39	52	90	55	110	97	89	26	79	65	173	190	351
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.5	31.9	49
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.1	37.6	38.5
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	1.9	2.0	2.0	2.2	2.2	n.a.	n.a.	n.a.
MOU billed (min)	228	233	222	222	213	230	236	273	301	355	369	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	350	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	(13)	10	70	27	39	315	252	35
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	(5%)	4%	28%	11%	15%	28%	24%	3%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	24.2	25.5	25.3	26.2	25.9	106.3	108.0	102.1
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	23.1	24.3	24.0	24.9	24.5	104.8	104.1	97.5
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	8.5	10.1	9.7	10.8	10.6	45.6	44.5	38.8
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	n.a.	n.a.	n.a.
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.3	3.3	4.9
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.1	37.6	38.5
ARPU (PKR)	244	249	229	219	216	214	195	204	203	225	230	n.a.	n.a.	n.a.
MOU billed (min)	228	233	222	222	213	230	236	273	301	355	369	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	350	n.a.	n.a.	n.a.

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	118	129	129	128	134	141	142	146	147	151	154	554	504	563
Service revenue	118	129	129	122	132	139	140	144	145	149	151	554	498	556
EBITDA	49	48	47	43	49	54	56	60	60	63	69	192	187	219
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	12	13	127	131	27	43	50	59	12	32	49	126	282	178
CAPEX excluding licenses	12	13	17	131	27	43	50	59	12	32	49	126	172	178
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.3	7.5	8.6	9.3	11.5	6.8	13.1	23.2
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	32.3	25.9	28.8	30.8
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	1.5	1.6	1.5	1.5	1.6	n.a.	n.a.	n.a.
MOU billed (min)	175	198	189	183	188	201	200	186	199	203	151	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	104	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	7	1	48	31	20	65	15	41
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	5%	0%	32%	21%	13%	12%	3%	7%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	9.3	10.1	10.0	10.0	10.2	10.9	11.0	11.3	11.4	11.8	11.9	45.6	39.4	43.5
Service revenue	9.3	10.0	10.0	9.5	10.2	10.8	10.9	11.2	11.3	11.6	11.8	45.6	38.8	43.0
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	4.4	4.6	4.6	4.9	5.3	16.0	14.6	17.2
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	n.a.	n.a.	n.a.
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.55	1.02	2
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	32.3	25.9	28.8	30.8
ARPU (BDT)	119	126	121	110	117	121	120	122	119	120	121	n.a.	n.a.	n.a.
MOU billed (min)	175	198	189	183	188	201	200	186	199	203	151	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	104	n.a.	n.a.	n.a.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	396	401	420	394	335	259	252	216	151	154	166	1,676	1,611	1,062
EBITDA	194	192	208	186	162	115	114	92	63	70	84	859	781	483
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	42	48	66	56	35	30	35	37	45	178	38	231	212	137
CAPEX excluding licenses	42	48	66	56	35	30	35	37	32	54	36	231	212	137
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	79	55	31	16	48	628	569	346
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	20%	10%	29%	37%	35%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	362	367	384	359	305	236	232	200	140	143	155	1,551	1,473	973
Service revenue	355	360	376	357	305	235	231	199	139	142	154	1,522	1,448	970
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	19.5	17.8	14.0	14.0	19.0	102.0	112.6	85
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.1	25.8	26.2
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	3.0	2.5	1.8	1.8	1.9	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	537	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	33	33	36	35	30	24	20	16	11	11	11	125	137	90
Service revenue	33	33	36	35	29	24	20	16	11	11	11	124	137	89
Broadband revenue	12	13	13	13	13	10	9	8	6	6	6	34	51	40
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	3.6	3.2	2.3	2.5	2.5	n.a.	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	3,160	3,095	3,092	3,315	3,595	13,392	12,871	12,231
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	1,436	1,311	1,278	1,512	1,835	6,867	6,239	5,526
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	336	383	525	447	305	354	445	554	1,033	3,999	833	1,848	1,690	1,658
CAPEX excluding licenses	336	383	525	447	305	354	444	554	742	1,176	778	1,848	1,690	1,656
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	995	991	757	535	336	1,057	5,019	4,549	3,870
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	17%	10%	29%	37%	35%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	2,906	2,870	2,859	3,077	3,357	12,397	11,768	11,212
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	2,899	2,863	2,851	3,069	3,348	12,152	11,579	11,189
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	244.6	256.4	281.4	303.7	408.2	816	900	984
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.1	25.8	26.2
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	37.0	36.1	36.0	38.7	42.2	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	537	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	265	265	290	283	260	280	255	225	233	238	238	996	1,103	1,020
Service revenue	265	265	290	282	259	279	254	225	233	238	238	995	1,102	1,017
Broadband revenue	96	101	104	107	114	111	107	111	117	132	132	275	408	443
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	44.6	45.5	47.7	53.4	54.2	n.a.	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	190	207	223	219	180	186	197	193	164	169	156	829	840	756
EBITDA	89	99	98	105	86	90	95	78	81	82	66	394	391	349
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	42.5%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	25	37	39	58	9	17	26	57	7	22	18	166	159	109
CAPEX excluding licenses	25	37	39	58	9	17	26	57	7	22	18	166	159	109
Operating cash flow (EBITDA-CAPEX excluding licenses)	64	62	59	47	77	73	69	21	74	60	48	228	232	240
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	11%	45%	36%	31%	27%	28%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	174	188	202	198	160	165	177	172	144	149	137	775	761	674
Service revenue	173	188	202	198	159	165	177	172	144	148	135	775	761	673
Data Revenue	21.5	21.3	22.6	25.7	23.4	21.5	26.8	30.9	30.0	28.0	26.0	66.8	91.1	103
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	9.8	8.6	9.2	9.8
Mobile data customers (mln)	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	5.1	5.2	4.7	5.2	5.4
ARPU (USD)	7	7	7	7	6	6	6	6	5	5	4	n.a.	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	298	273	292	292	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	12%	13%	13%	11%	13%	14%	13%	12%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	416	612	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	17	19	21	21	20	21	20	21	20	20	19	55	78	82
Service revenue	16	19	21	21	20	21	20	21	20	20	19	54	77	82
Broadband revenue	9	9	8	9	9	8	8	9	12	9	10	20	34	34
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.4	0.2	0.2	0.2
Broadband ARPU (USD)	18	17	17	18	16	14	14	15	20	14	12	n.a.	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	28,650	31,300	34,068	33,730	30,453	33,920	35,928	34,965	30,284	31,408	33,232	123,665	127,748	135,266
EBITDA	13,373	14,991	14,966	16,105	14,558	16,532	17,322	14,061	14,981	15,265	14,108	58,814	59,435	62,473
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	42.5%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	4,066	4,033	24,806	24,241	19,669
CAPEX excluding licenses	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	4,066	4,033	24,806	24,241	19,669
Operating cash flow (EBITDA-CAPEX excluding licenses)	9,676	9,364	8,949	7,205	12,921	13,362	12,517	4,004	13,742	11,200	10,075	34,006	35,194	42,804
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	11%	45%	36%	30%	27%	28%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	26,149	28,383	30,911	30,513	27,009	30,167	32,284	31,183	26,564	27,617	29,166	115,543	115,956	120,643
Service revenue	26,129	28,343	30,882	30,482	26,976	30,131	32,257	31,148	26,537	27,571	28,789	115,438	115,835	120,512
Data Revenue	3,232	3,219	3,463	3,956	3,947	3,927	4,883	5,603	5,456	5,251	5,471	9,975	13,870	18,359
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	9.7	9.8	8.6	9.2	9.2
Mobile data customers (mln)	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	5.1	5.2	4.7	5.2	5.4
ARPU (KZT)	1,012	1,101	1,141	1,110	975	1,058	1,098	1,041	898	934	954	n.a.	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	298	273	292	292	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	12%	13%	13%	11%	13%	14%	14%	12%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	416	612	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	2,500	2,917	3,208	3,217	3,444	3,753	3,644	3,782	3,720	3,791	4,067	8,129	11,842	14,623
Service revenue	2,480	2,940	3,147	3,214	3,412	3,748	3,608	3,769	3,707	3,779	4,057	8,050	11,781	14,537
Broadband revenue	1,280	1,315	1,289	1,439	1,514	1,502	1,445	1,643	2,189	1,638	2,130	2,941	5,323	6,104
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.4	0.2	0.2	0.2
Broadband ARPU (KZT)	2,651	2,600	2,597	2,707	2,685	2,632	2,581	2,740	3,726	2,597	2,575	n.a.	n.a.	n.a.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13*	FY14
Total operating revenue	157	167	176	173	163	179	190	186	167	175	186	463	672	718
EBITDA	102	108	116	21	105	115	127	115	105	113	99	253	347	461
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	59	35	65	-17	21	10	20	28	0	1	34	137	142	79
CAPEX excluding licenses	59	35	65	-17	21	10	20	28	0	1	34	137	142	79
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	73	51	38	84	104	106	87	105	111	65	116	205	381
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	47%	63%	64%	35%	25%	31%	53%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	155	165	174	171	161	177	189	184	166	174	184	455	665	711
Service revenue	154	164	174	171	161	176	189	184	165	174	183	451	663	710
Data Revenue	20.2	21.5	25.7	27.3	30.4	31.3	34.9	35.7	34.3	33.8	34.2	47.1	94.8	132.3
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	10.2	10.5	10.6
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.8	5.4	5.5
ARPU (USD)	5.0	5.3	5.6	5.0	5.1	5.6	6.0	5.8	5.2	5.6	6.0	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	553	540	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	11%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	1.9	1.9	2.0	2.0	2.0	2.0	2.0	2.0	1.0	1.4	1.3	8.3	7.8	8.0
Service revenue	1.9	1.9	1.9	1.8	1.8	2.0	2.0	2.0	1.0	1.3	1.3	8.3	7.5	7.8
Broadband revenue	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.6	0.6	0.5	0.5	3.0	2.8	2.7
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	13.3	12.8	12.3	13.0	21.0	19.0	14.0	16.9	16.7	16.8	16.8	n.a.	n.a.	n.a.

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13*	FY14
Total operating revenue	316	345	373	378	363	409	446	445	409	442	480	883	1,412	1,662
EBITDA	206	223	246	43	234	262	296	274	257	284	255	483	719	1,066
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	118	72	138	-39	46	23	47	67	0	3	87	260	289	184
CAPEX excluding licenses	118	72	138	-39	46	23	47	67	0	3	87	260	289	184
Operating cash flow (EBITDA-CAPEX excluding licenses)	88	151	108	82	188	239	249	207	257	281	168	224	429	882
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	46%	63%	64%	35%	25%	30%	53%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	312	341	369	374	359	405	442	441	406	439	476	867	1,396	1,646
Service revenue	310	340	368	373	358	404	441	441	405	439	475	859	1,392	1,643
Data Revenue	40.7	44.6	54.5	59.5	67.7	71.7	81.7	85.4	84.1	85.3	88.5	89.8	199.3	306.4
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.3	10.2	10.2	10.5	10.6
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.8	5.4	5.5
ARPU (UZS)	9,986	10,983	11,854	11,821	11,293	12,805	13,955	13,804	12,819	14,092	15,393	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	553	540	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	11%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	3.8	4.0	4.1	3.9	4.0	3.9	4.0	3.9	3.5	3.5	3.4	15.7	15.8	15.8
Service revenue	3.7	4.0	4.1	3.9	4.0	3.9	3.9	3.8	3.4	3.4	3.4	15.5	15.7	15.6
Broadband revenue	1.5	1.5	1.5	1.5	1.5	1.5	1.6	1.5	1.4	1.3	1.3	5.6	5.9	6.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	26,737	26,460	26,144	28,293	46,631	43,076	43,970	40,462	45,518	42,404	40,215	n.a.	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses

Armenia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	35	35	37	38	33	34	39	32	26	28	30	158	145	138
EBITDA	14	14	16	13	12	13	15	6	9	11	12	63	57	46
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	19.3%	35.2%	40.5%	40.7%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	1	2	4	4	1	2	5	6	2	2	5	15	11	14
CAPEX excluding licenses	1	2	4	4	1	2	5	6	2	2	5	15	11	14
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	12	12	9	11	11	10	—	7	9	7	48	46	32
OCF margin (%)	35%	35%	32%	24%	33%	30%	26%	0%	27%	32%	23%	30%	32%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	15	15	17	17	14	15	18	15	12	13	15	71	64	62
Service revenue	14	15	17	16	13	15	17	14	11	12	14	64	62	59
Data Revenue	1.29	1.24	1.29	1.36	1.39	1.38	1.50	1.47	1.33	1.38	1.54	4.3	5.1	6
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.4
ARPU (USD)	6.0	6.7	6.9	7.7	6.3	6.7	7.4	6.0	4.7	5.0	5.5	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	366	354	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	9.7%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	20	20	20	21	19	19	21	17	15	15	15	87	81	76
Service revenue	20	20	19	21	19	19	21	17	15	15	15	86	80	76
Broadband revenue	5.6	5.4	5.4	5.4	5.1	4.9	4.7	4.4	3.9	3.9	3.9	22.6	21.8	19
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	11.9	11.3	11.2	11.0	10.6	10.3	10.3	9.7	8.7	8.7	8.4	n.a.	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	14,179	14,485	15,237	15,378	13,672	14,136	15,812	13,859	12,528	13,307	14,431	63,441	59,278	57,479
EBITDA	5,551	5,901	6,468	5,421	4,997	5,239	5,956	2,478	4,415	5,388	5,870	25,257	23,340	18,670
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	17.9%	35.2%	40.5%	40.7%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	525	776	1,576	1,759	501	1,025	1,977	2,605	975	1,183	2,240	6,100	4,636	6,108
CAPEX excluding licenses	525	776	1,576	1,759	501	1,025	1,977	2,605	975	1,183	2,240	6,100	4,636	6,108
Operating cash flow (EBITDA-CAPEX excluding licenses)	5,025	5,125	4,892	3,662	4,496	4,214	3,979	(127)	3,440	4,205	3,630	19,157	18,704	12,562
OCF margin (%)	35%	35%	32%	24%	33%	30%	25%	-1%	27%	32%	25%	30%	32%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	5,966	6,267	7,214	6,812	5,856	6,297	7,158	6,429	5,568	6,298	7,227	28,605	26,259	25,740
Service revenue	5,739	6,189	7,086	6,573	5,519	6,033	6,935	6,155	5,355	5,918	6,718	25,502	25,587	24,642
Data Revenue	527	514	528	553	572	570	614	634	633	656	740	1,715	2,122	2,389
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.4
ARPU (AMD)	2,446	2,781	3,292	3,093	2,589	2,752	3,020	2,588	2,229	2,404	2,618	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	366	354	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	9.7%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	8,172	8,218	8,022	8,566	7,816	7,840	8,654	7,430	6,960	7,009	7,204	34,837	32,978	31,740
Service revenue	8,122	8,173	7,954	8,510	7,766	7,811	8,638	7,407	6,943	6,988	7,182	34,239	32,759	31,622
Broadband revenue	2,288	2,241	2,224	2,189	2,095	2,011	1,934	1,899	1,876	1,865	1,865	9,082	8,942	7,938
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (AMD)	4,863	4,690	4,612	4,461	4,369	4,260	4,189	4,174	4,136	4,150	4,038	n.a.	n.a.	n.a.

Tajikistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	29	38	44	37	31	37	41	33	26	30	35	107	148	142
EBITDA	12	20	24	18	14	14	20	13	14	18	25	51	74	61
EBITDA margin (%)	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	49.9%	38.5%	52.8%	61.0%	72.7%	47.9%	49.7%	43.5%
Capital expenditures (CAPEX)	4	5	3	5	2	4	1	11	0	4	2	20	16	18
CAPEX excluding licenses	4	5	3	5	2	4	1	11	0	4	2	20	16	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	9	15	21	13	13	11	19	2	13	14	23	31	57	44
OCF margin (%)	30%	40%	48%	34%	41%	29%	47%	5%	53%	47%	67%	29%	39%	31%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	28	37	43	36	31	37	41	33	26	30	35	103	144	142
Service revenue	29	37	43	36	31	37	41	33	26	30	35	102	145	142
Data Revenue	0.78	0.69	0.86	1.01	1.15	1.04	0.92	0.90	0.82	0.63	0.64	2.54	3.34	4.01
Customers (mln)	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.1	1.3	1.3
Mobile data customers (mln)	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.5	0.5	0.5	0.4	0.4	0.5	0.5
ARPU (USD)	8.2	10.4	11.7	9.6	7.9	9.6	10.7	8.6	6.8	8.0	9.7	n.a.	n.a.	n.a.
MOU (min)	235	263	277	307	278	283	297	287	263	289	308	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	20.5%	18.2%	19.6%	19.5%	20.6%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	0.7	0.9	1.0	0.1	0.0	0.2	0.1	0.0	0.0	0.0	0.0	4.3	2.7	0.3

Georgia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	20	22	24	22	19	18	21	21	15	15	15	78	88	79
EBITDA	6	7	8	6	5	4	6	5	2	3	3	21	27	20
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.3%	21.6%	19.2%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	1	2	12	4	2	3	6	10	40	5	5	13	18	21
CAPEX excluding licenses	1	2	12	4	2	3	6	8	4	5	5	13	18	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	5	5	(4)	2	3	1	0	(3)	(1)	(2)	(2)	9	8	1
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	2%	(15%)	(9%)	(13%)	(11%)	11%	11%	2%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	19	20	23	21	18	17	20	19	13	12	14	77	83	74
Service revenue	18	19	22	20	17	17	20	19	13	12	13	73	79	73
Data Revenue	0.6	0.6	0.7	0.7	0.6	0.6	0.7	0.6	0.5	0.5	0.6	2.3	2.6	2.5
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.3	1.3	1.4	1.0	1.1	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.4	0.4	0.4
ARPU (USD)	6.3	6.4	6.4	5.9	5.0	4.9	5.3	4.5	3.2	3.0	3.1	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	241	245	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	15.8%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	1.1	1.3	1.2	1.0	1.0	0.4	1.2	1.8	1.6	2.7	1.7	1.6	4.6	4.4
Service revenue	1.1	1.3	1.2	1.2	0.9	0.4	1.2	1.8	1.6	2.7	1.7	1.5	4.8	4.3

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	33	36	40	38	33	31	37	39	30	34	36	129	147	140
EBITDA	9	11	14	11	9	8	10	8	4	7	7	35	45	35
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.2%	21.6%	19.2%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	1	3	19	6	3	5	10	19	83	12	11	21	29	37
CAPEX excluding licenses	1	3	19	6	3	5	10	14	7	12	11	21	29	32
Operating cash flow (EBITDA-CAPEX excluding licenses)	8	8	(5)	5	6	3	0	(6)	(3)	(5)	(4)	14	16	3
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	0%	(15%)	(10%)	(15%)	(11%)	11%	11%	2%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	31	33	38	36	31	31	35	35	27	28	32	127	138	132
Service revenue	30	32	37	33	30	30	35	35	26	28	31	121	132	130
Data Revenue	1.0	0.9	1.1	1.1	1.1	1.1	1.3	1.0	1.1	1.2	1.5	3.9	4.2	4.5
Customers (mln)	0.97	1.01	1.10	1.09	1.11	1.15	1.25	1.25	1.28	1.30	1.37	1.0	1.1	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.4	0.4	0.4
ARPU (GEL)	10.4	11.0	11.0	10.0	8.7	8.5	9.2	8.2	6.7	6.9	7.2	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	241	245	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	15.8%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	1.8	2.2	2.0	2.1	2.0	0.7	2.2	3.3	3.3	6.2	4.0	2.6	8.1	8.2
Service revenue	1.8	2.2	2.0	2.1	1.6	0.7	2.2	3.3	3.3	6.2	4.0	2.5	8.1	7.8

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	44	51	53	44	38	44	51	45	38	43	45	161	192	178
EBITDA	22	29	27	19	17	23	27	23	21	24	26	91	97	90
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.5%	56.0%	57.0%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	1	8	6	8	3	6	8	10	3	3	10	31	23	27
CAPEX excluding licenses	1	8	6	8	3	6	8	10	3	3	6	31	23	27
Operating cash flow (EBITDA-CAPEX excluding licenses)	21	21	21	11	14	17	19	14	18	21	20	60	74	64
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	48%	44%	37%	38%	36%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	44	51	53	44	38	44	51	45	38	43	45	161	192	178
Service revenue	44	51	53	44	38	44	51	45	38	42	45	160	192	178
Data Revenue	3.2	3.2	3.6	4.1	4.3	4.3	5.1	4.8	4.6	4.8	5.5	10.6	14.2	18.5
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.5	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.5	1.6	1.3	1.5	1.6
ARPU (USD)	6.2	7.4	7.0	5.6	4.7	5.6	6.3	5.4	4.6	5.1	5.3	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	294	293	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	14%	19%	n.a.	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	2,577	2,892	7,582	9,316	9,547
EBITDA	1,069	1,380	1,326	927	899	1,234	1,410	1,333	1,253	1,445	1,647	4,266	4,702	4,876
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.6%	56.1%	56.9%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	55	403	284	395	159	305	412	562	168	194	666	1,461	1,137	1,438
CAPEX excluding licenses	55	403	284	395	159	305	412	562	168	194	368	1,461	1,137	1,438
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,014	977	1,042	532	740	929	998	771	1,085	1,251	1,279	2,805	3,565	3,438
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	49%	44%	37%	38%	36%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	2,577	2,892	7,583	9,315	9,547
Service revenue	2,077	2,443	2,583	2,151	1,975	2,322	2,658	2,549	2,318	2,556	2,865	7,517	9,254	9,504
Data Revenue	153	155	178	200	221	229	266	272	282	293	350	499	686	988
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.5	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.5	1.6	1.3	1.5	1.6
ARPU, (KGS)	294	355	353	274	248	297	330	310	282	309	343	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	294	293	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	14%	19%	n.a.	n.a.	n.a.

Asia (Laos)

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	7.0	5.5	5.1	4.7	4.3	60.8	33.4	28.5
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	2.3	2.0	1.5	0.9	(9.9)	5.6	9.6
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%	21.2%	n.a.	16.9%	33.6%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	FY12	FY13	FY14
Customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.3	0.3	0.2
ARPU (USD)	7.0	7.1	6.1	6.1	5.4	5.6	5.7	5.0	5.1	6.0	5.3	n.a.	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013